Exhibit 99.2

OFA GROUP

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: OFAL)

FORM OF PROXY FOR EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

(or any adjourned or postponed meeting thereof)

To Be Held on November 24, 2025 at 2:00 p.m., Pacific Time

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of OFA Group, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of shareholders of the Company (the “EGM”) to be held at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 on November 24, 2025 at 2:00 p.m., PST (5:00 p.m., Eastern Time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”). The EGM will be held in a virtual meeting format at www.virtualshareholdermeeting.com/OFAL2025SM. This Form of Proxy and the accompanying EGM Notice are first being mailed to the shareholders of the Company on or about November 13, 2025.

At the EGM, shareholders will be asked to consider and vote upon the following proposals:

1.	Proposal 1: As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”), to US$320,000 divided into 320,000,000 Ordinary Shares of a par value of US$0.001 each (the “Increase of Authorized Share Capital”);

2.	Proposal 2: As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 (the “Un-designated Shares”) each, of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii)200,000,000 Un-designated Shares;

3.

Proposal 3: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to amend and restate the Company’s amended and restated memorandum and articles of association (the “M&A”) by the deletion in their entirety and to approve and adopt the substitution in their place of the second amended and restated memorandum and articles of association (the “Second M&A”), which is attached as Annex A to the accompanying Form of Proxy, with immediate effect in substitution for and to the exclusion of the M&A currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares (the “Charter Amendment”);

4.	Proposal 4: As an ordinary resolution, subject to the approval of Proposals 1 – 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00 (the “Issuance of Class B Ordinary Share”);

5.

Proposal 5: As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders and attached hereto as Annexes B-D; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorised Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.;

6.	Proposal 6: As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets; and

7.	Proposal 7: As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s) (the “Adjournment Proposal”).

Only the holders of record of the Ordinary Shares at the close of business on October 10, 2025 (the “Record Date”) are entitled to receive notice of, attend and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Ordinary Share is entitled to one vote. As of the close of business on the Record Date, 14,223,611 ordinary shares were outstanding.

The quorum of the EGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to all shares in issue and entitled to vote at the EGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the EGM acts as proxy and is entitled to exercise the chairperson’s discretion, the chairperson has indicated the chairperson will vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will vote on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands with a copy delivered to its principal executive offices at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Li Hsien Wong) at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

PROPOSAL 1:

AS AN ORDINARY RESOLUTION, TO APPROVE THE INCREASE OF AUTHORIZED SHARE CAPITAL

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Increase of Authorized Share Capital, such that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be US$320,000 divided into 320,000,000 ordinary shares.

The Board believes that the Increase of Authorized Share Capital is prudent because it is intended to support the Company’s equity financing plans as may be required in support of the Company operations and expansion needs. The increase will also provide the Company with flexibility to respond promptly to future capital-raising transactions, merger and acquisitions, strategic investment opportunities, employee equity incentive programs, and other corporate purposes, without the need for further shareholder approval that may otherwise delay time-sensitive initiatives.

Our Board recommends a vote FOR the Increase of Authorized Share Capital.

PROPOSAL 2:

AS AN ORDINARY RESOLUTION, SUBJECT TO THE APPROVAL OF PROPOSAL 1, TO APPROVE THE RE-DESIGNATION OF SHARES

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, subject to the approval of Proposal 1 by the shareholders, the Re-designation of Shares, to amend the authorised share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 (the “Un-designated Shares”) each, of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii)200,000,000 Un-designated Shares.

The Class B Ordinary Shares carry certain special rights and restrictions as set forth in the proposed Second M&A, including: (i) twenty five (25) votes per share, (ii) no entitlement to receive dividends, (iii) non-convertible into any Class A Ordinary Shares; (iv) non-transferrable and (iv) no entitlement to share of assets or any distribution upon liquidation or winding up of the Company.

The Board believes that Re-designation of Shares is prudent because the newly designated Class B Ordinary Shares enable the Company to undertake equity financings and strategic transactions, while preserving corporate stability and management continuity for the Company. The Class B Ordinary Shares will carry enhanced voting power and are intended to be held by the Company’s founders and key management. These shares will not carry any economic preference—no dividend rights, conversion features, or no right to distribution upon liquidation and preserve economic neutrality for existing shareholders. The Board believes that the ability of the Company to issue Class B Ordinary Shares helps mitigate short-term pressures from capital markets or external parties, enables the Company to pursue its long-term growth strategy with consistency, and aligns with shareholder interests in stable, value-driven execution.

Our Board recommends a vote FOR the Re-designation of Shares.

PROPOSAL 3:

AS A SPECIAL RESOLUTION, SUBJECT TO THE APPROVAL OF PROPOSALS 1 AND 2, TO APPROVE AND ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

In connection with the proposed Increase of Authorized Share Capital and Re-designation of Shares and certain other changes, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the adoption of the Second M&A, subject to the approval of Proposals 1 and 2 by the shareholders.

The text of the proposed Second M&A is set forth in Annex A to this proxy and is incorporated by reference into this proxy.

If the proposal is approved by our shareholders, the Company’s registered office provider will file the Second M&A with the Cayman Islands Registrar of Companies.

Our Board recommends a vote FOR the approval of the Second M&A.

PROPOSAL 4:

AS AN ORDINARY RESOLUTION, SUBJECT TO THE APPROVAL OF PROPOSALS 1, 2 AND 3, TO APPROVE THE ISSUANCE OF CLASS B ORDINARY SHARES

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, subject to the approval of Proposals 1, 2 and 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00.

The Board believes that the Issuance of Class B Ordinary Shares to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. is prudent because such issuance will enable the Company to preserve corporate stability and management continuity as the Company is undertaking, or prepares for in the future, significant equity financings and potential strategic transactions. FNHK Inc. is a U.S. corporation. Mr. Wong, Chief Executive Officer and director of the Company, exercises voting and dispositive power over the securities held by FNHK Inc. CP COWORK LIMITED is a HK incorporated company. Mr. Chong, Chief Technology Officer and director of the Company, exercises voting and dispositive power over the securities held by CP COWORK LIMITED.  Mr. Wong and Mr. Chong co-founded the Company in 2013 and have led the Company to achieve significant growth. Weiyi C. Yu exercises voting and dispositive power over the securities held by R-OPUS, Inc. The issuance of Class B Ordinary Shares will enable our founders to maintain their visionary leadership and continue executing the Company’s long-term strategy, even in the face of potential dilution resulting from equity or equity-linked financings. In addition, the issuance of Class B Ordinary Shares with enhanced voting power will provide the Company with greater flexibility to pursue future capital raising opportunities without the risk of triggering a change of control or the unintended erosion of leadership authority that could adversely affect the Company’s growth.

Our Board recommends a vote FOR the Issuance of Class B Ordinary Shares.

PROPOSAL 5:

AS AN ORDINARY RESOLUTION, TO APPROVE THE TRANSACTION DOCUMENTS AND PRIVATE PLACEMENT FINANCING

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, that (i) the Company be authorized to enter into, execute, deliver, and perform all obligations under the Purchase Agreement, the CoD, and the RRA, in each case substantially in the forms presented to the shareholders and attached hereto as Annexes B through D; (ii) the Company be authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares, having an aggregate stated value of up to US $50,000,000, pursuant to and in accordance with the Transaction Documents; (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute, and deliver all agreements, documents, and instruments necessary or desirable to establish, maintain, and draw upon the Private Placement; (iv) any Director and/or officer of the Company be authorized to take all such actions (including the issuance of Preferred Shares out of the authorized but undesignated share capital, determining the rights and preferences of such Preferred Shares as set forth in the CoD, and the submission of a Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (vi) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc. Weiyi C. Yu exercises voting and dispositive power over the securities held by R-OPUS, Inc.

Our Board recommends a vote FOR the entering into the Transaction Documents and Private Placement Financing.

PROPOSAL 6:

AS AN ORDINARY RESOLUTION, TO APPROVE THE DIGITAL ASSET TREASURY

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, to issue establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain based assets. For a more detailed description of the Company’s digital asset treasury, see the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, as filed with the Securities and Exchange Commission on July 31, 2025 and any future filings of the Company from time to time at the SEC’s website at www.sec.gov.

Our Board recommends a vote FOR the digital asset treasury.

PROPOSAL 7:

AS AN ORDINARY RESOLUTION, TO APPROVE THE ADJOURNMENT PROPOSAL

Under the Company’s M&A, the chairman of the EGM may adjourn a meeting to a later date, with the consent of the shareholders constituting a quorum. This adjournment proposal, if adopted, will instruct the chairman of the EGM, if necessary, to adjourn the EGM if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s).

The adjournment proposal will only be presented to the Company’s shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the EGM to approve any other proposal(s).

Our Board recommends a vote FOR the adjournment proposal.

Annex A

Form of Second M&A

Companies Act (Revised) Company Limited by Shares

SECOND amended and restated memorandum of association OF OFA Group
(Adopted by special resolution passed on [date] 2025)

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated

Memorandum of Association

Of

OFA Group

(Adopted by special resolution passed on [date] 2025)

1	The name of the Company is OFA Group.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The authorised share capital of the Company is US$320,000 divided into 320,000,000 shares of a par value of US$0.001 each comprising:

(a)	100,000,000 Class A Ordinary Shares of a par value of US$0.001 each,

(b)	20,000,000 Class B Ordinary Shares of a par value of US$0.001 each, and

(c)	200,000,000 undesignated shares of a par value of US$0.001 each, of such class or classes (however designated) as the board of directors may determine in accordance with Article 2 of the Articles of Association of the Company.

Subject to the Companies Act and the Articles, the board of directors shall have power to redeem or purchase any of the Company’s Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the board of directors hereinbefore provided.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised) Company Limited By Shares
second amended and restated articles of association of OFA Group
(Adopted by special resolution passed on [date] 2025)

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		4
Exclusion of Table A Articles		5

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Power to issue fractions of a Share		7
Power to pay commissions and brokerage fees		8
Trusts not recognised		8
Security interests		8
Rights of Shares		8
Power to vary class rights		9
Effect of new Share issue on existing class rights		10
No bearer Shares or warrants		10
Treasury Shares		10
Rights attaching to Treasury Shares and related matters		10
Register of Members		11
Annual Return		11

3	Share certificates	11
Issue of share certificates		11
Renewal of lost or damaged share certificates		12

4	Lien on Shares	12
Nature and scope of lien		12
Company may sell Shares to satisfy lien		13
Authority to execute instrument of transfer		13
Consequences of sale of Shares to satisfy lien		13
Application of proceeds of sale		14

5	Calls on Shares and forfeiture	14
Power to make calls and effect of calls		14
Time when call made		14
Liability of joint holders		14
Interest on unpaid calls		15
Deemed calls		15
Power to accept early payment		15
Power to make different arrangements at time of issue of Shares		15
Notice of default		15
Forfeiture or surrender of Shares		16
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		16
Effect of forfeiture or surrender on former Member		16
Evidence of forfeiture or surrender		17
Sale of forfeited or surrendered Shares		17

6	Transfer of Shares	17
Form of Transfer		17
Power to refuse registration for Shares not listed on a Designated Stock Exchange		18
Suspension of transfers		18
Company may retain instrument of transfer		18
Notice of refusal to register		19

7	Transmission of Shares	19
Persons entitled on death of a Member		19
Registration of transfer of a Share following death or bankruptcy		19
Indemnity		20
Rights of person entitled to a Share following death or bankruptcy		20

8	Alteration of capital	20
Increasing, consolidating, converting, dividing and cancelling share capital		20
Dealing with fractions resulting from consolidation of Shares		20
Reducing share capital		21

9	Conversion, redemption and purchase of own Shares	21
Power to issue redeemable Shares and to purchase own Shares		21
Power to pay for redemption or purchase in cash or in specie		22
Effect of redemption or purchase of a Share		22
No conversion rights		22

10	Meetings of Members	22
Annual and extraordinary general meetings		22
Power to call meetings		23
Content of notice		23
Period of notice		24
Persons entitled to receive notice		24
Accidental omission to give notice or non-receipt of notice		25

11	Proceedings at meetings of Members	25
Quorum		25
Lack of quorum		25
Chairman		26
Right of a Director to attend and speak		26
Accommodation of Members at Virtual Meeting		26
Security		26
Adjournment, postponement and cancellation		27
Method of voting		27
Taking of a poll		27
No casting vote		27
Written resolutions		27
Sole-Member Company		29

12	Voting rights of Members	29
Right to vote		29
Rights of joint holders		29
Representation of corporate Members		30
Member with mental disorder		30
Objections to admissibility of votes		30
Form of proxy		31
How and when proxy is to be delivered		31
Voting by proxy		33

13	Number of Directors	33

14	Appointment, disqualification and removal of Directors	33
First Directors		33
No age limit		33
Corporate Directors		33
No shareholding qualification		33

Appointment of Directors		33
Board’s power to appoint Directors		34
Removal of Directors		34
Resignation of Directors		34
Termination of the office of Director		34

15	Alternate Directors	35
Appointment and removal		35
Notices		36
Rights of alternate Director		36
Appointment ceases when the appointor ceases to be a Director		36
Status of alternate Director		36
Status of the Director making the appointment		36

16	Powers of Directors	37
Powers of Directors		37
Directors below the minimum number		37
Appointments to office		37
Provisions for employees		38
Exercise of voting rights		38
Remuneration		38
Disclosure of information		39

17	Delegation of powers	39
Power to delegate any of the Directors’ powers to a committee		39
Local boards		40
Power to appoint an agent of the Company		40
Power to appoint an attorney or authorised signatory of the Company		40
Borrowing Powers		41
Corporate Governance		41

18	Meetings of Directors	41
Regulation of Directors’ meetings		41
Calling meetings		41
Notice of meetings		41
Use of technology		42
Quorum		42
Chairman or deputy to preside		42
Voting		42
Recording of dissent		42
Written resolutions		43
Validity of acts of Directors in spite of formal defect		43

19	Permissible Directors’ interests and disclosure	43

20	Minutes	44

21	Accounts and audit	44
Financial year		44
Auditors		44

22	Record dates	45

23	Dividends	45
Source of dividends		45
Declaration of dividends by Members		45
Payment of interim dividends and declaration of final dividends by Directors		45

Apportionment of dividends		46
Right of set off		46
Power to pay other than in cash		47
How payments may be made		47
Dividends or other monies not to bear interest in absence of special rights		48
Dividends unable to be paid or unclaimed		48

24	Capitalisation of profits	48
Capitalisation of profits or of any share premium account or capital redemption reserve;		48
Applying an amount for the benefit of Members		48

25	Share Premium Account	49
Directors to maintain share premium account		49
Debits to share premium account		49

26	Seal	49
Company seal		49
Duplicate seal		49
When and how seal is to be used		49
If no seal is adopted or used		50
Power to allow non-manual signatures and facsimile printing of seal		50
Validity of execution		50

27	Indemnity	50
Release		51
Insurance		51

28	Notices	52
Form of notices		52
Electronic communications		52
Persons entitled to notices		53
Persons authorised to give notices		53
Delivery of written notices		53
Joint holders		53
Signatures		53
Giving notice to a deceased or bankrupt Member		54
Date of giving notices		54
Saving provision		54

29	Authentication of Electronic Records	55
Application of Articles		55
Authentication of documents sent by Members by Electronic means		55
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		55
Manner of signing		56
Saving provision		56

30	Transfer by way of continuation	56

31	Winding up	57
Distribution of assets in specie		57
No obligation to accept liability		57

32	Amendment of Memorandum and Articles	57
Power to change name or amend Memorandum		57
Power to amend these Articles		57

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated

Articles of Association

of

OFA Group

(Adopted by special resolution passed on [date] 2025)

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Board Resolution means (a) a resolution approved at a duly convened and constituted meeting of the Directors by an affirmative vote of a majority of the Directors present at the meeting who voted on the matter, or (b) a written resolution of the Directors passed in accordance with Article 18.14.

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

1

Class or Classes mean any class or classes of Shares as may from time to time be issued by the Company;

Class A Ordinary Share means the class A ordinary shares of US$0.001 par value each of the Company, which have the rights set forth in these Articles;

Class B Ordinary Share means the class B ordinary shares of US$0.001 par value each of the Company, which have the rights set forth in these Articles;

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)	the calendar day when the notice is given or deemed to be given; and

(b)	the calendar day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Default Rate means ten per cent per annum;

Designated Stock Exchanges means the NASDAQ Capital Market in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

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Fully Paid Up means:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board by Board Resolution;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a General Meeting passed by a simple majority of the votes by Members who (being entitled to do so) vote in person or by proxy or, in the case of corporation, by their duly authorised representatives, at that meeting. The expression includes a written resolution signed by the requisite majority in accordance with Article 11.14;

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Register of Members means the register of Members maintained in accordance with the Act and includes (except where otherwise stated) any branch or duplicate register of the Members;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

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Share means a share in the capital of the Company and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a Share;

all references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require.

Special Resolution means a resolution of a General Meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes by Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all Members entitled to vote at such meeting;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.15; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; and

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

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(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

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2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form):

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

2.4	The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. The Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

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(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

Power to issue fractions of a Share

2.5	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

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Power to pay commissions and brokerage fees

2.6	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.7	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.8	Except as required by Act:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.9	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Rights of Shares

2.10	Subject to Article 2.1, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)	Voting Rights:

(i)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to twenty five (25) votes on all matters subject to the vote at general meetings of the Company.

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(b)	Transfer:

(i)	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange (if applicable), Class A Ordinary Shares may be transferred in accordance with the Articles and any applicable laws.

(ii)	Class B Ordinary Shares shall under no circumstances be transferrable.

(c)	Dividends and Distribution:

(i)	Dividends may be declared or paid, and other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to a holder of a Class A Ordinary Share in accordance with the Article 23.

(ii)	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to a holder of a Class B Ordinary Share.

Power to vary class rights

2.11	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than 50% of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

2.12	For the purpose of Article 2.10(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

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2.13	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.14	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares , or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

No bearer Shares or warrants

2.15	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.16	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.17	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.18	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

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2.19	Nothing in Article 2.17 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.20	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.21	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.22	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.23	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

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3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act.

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may by Board Resolution declare any Share to be wholly or partly exempt from the provisions of this Article.

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Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines by Board Resolution.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may by Board Resolution waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

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Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may by Board Resolution make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

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Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

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Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may by Board Resolution determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board by Board Resolution determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may by Board Resolution authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

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Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of Transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares (except Class B Ordinary Shares which shall not be transferrable) to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the Directors, executed:

(a)	where the Shares (except Class B Ordinary Shares which shall not be transferrable) are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares (except Class B Ordinary Shares which shall not be transferrable) are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share (except Class B Ordinary Shares which shall not be transferrable) until the name of the transferee is entered into the Register of Members.

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Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where any class of the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, registration of any transfer of shares must be approved by the Directors by Board Resolution, and the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

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Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

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Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion; or

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(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(c)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Conversion, redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

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Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

No conversion rights

9.5	Class A Ordinary Shares shall not be convertible into Class B Ordinary Shares.

9.6	Class B Ordinary Shares shall not be convertible into Class A Ordinary Shares.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the chairman of the Board, or the Directors by Board Resolution, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

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Power to call meetings

10.3	The chairman of the Board, or the Directors may by Board Resolution, call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	Any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.9	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.10	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

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(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in any part at a physical place, the address of such place;

(d)	if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)	subject to paragraph (f) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(f)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.11	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.12	At least seven Clear Days’ notice of an annual general meeting must be given to Members. For any other general meeting, at least five Clear Days’ notice must be given to Members.

10.13	Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.14	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)	the Directors; and

(d)	the Auditors (if appointed).

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10.15	The Board may by Board Resolution determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.16	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.17	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

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Chairman

11.3	The chairman of a general meeting (including a Virtual Meeting) shall be the chairman of the Board appointed by Board Resolution, or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.4	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at Virtual Meeting

11.6	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(a)	to participate in the business for which the meeting has been convened; and

(b)	to hear all that happens at the meeting.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

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Adjournment, postponement and cancellation

11.8	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10; or

(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than 7 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least 7 Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

No casting vote

11.12	In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Written resolutions

11.13	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

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(b)	all Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.14	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of 7 days beginning with the date that the notice is first given;

(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of 5 days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of 7 days beginning with the date that notice of it is first given.

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11.15	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.16	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-Member Company

11.18	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Subject to the following, unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2	Members may vote in person or by proxy.

12.3	On a poll, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty five (25) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of twenty five (25) votes.

12.4	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.5	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

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Representation of corporate Members

12.6	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.7	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.8	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.9	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.10	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.11	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.12	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.13	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.14	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

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Form of proxy

12.15	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.16	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.17	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.18	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.16.

12.19	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.18 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.20	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

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(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.20(a) and Article 12.20(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.21	If the form of appointment of proxy is not delivered on time, it is invalid.

12.22	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.23	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

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Voting by proxy

12.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.25	The instrument appointing a proxy to vote at a meeting shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	A remaining Director may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

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14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board by Board Resolution.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

14.10	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board.

Removal of Directors

14.11	A Director may be removed by Board Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

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(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months.

15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

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Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

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16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4	The Directors may by Board Resolution appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

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16.8	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

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Disclosure of information

16.17	Subject to compliance with applicable laws, including the applicable federal securities laws of the United States, the Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5	For so long as Shares are listed on a Designated Stock Exchange, the Board shall by Board Resolution establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

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Local boards

17.6	The Board may by Board Resolution establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may by Board Resolution delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under Article 17.6 and Article 17.7 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may by Board Resolution remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

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17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may by Board Resolution remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may by Board Resolution, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by Board Resolution from time to time.

18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

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Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be one unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may by Board Resolution appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

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Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19	Permissible Directors’ interests and disclosure

19.1	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

Financial year

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 March in each year and begin on 1 April in each year.

Auditors

21.4	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

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22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Board Resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

23.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

23.4	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to a holder of a Class B Ordinary Share.

Payment of interim dividends and declaration of final dividends by Directors

23.5	Subject to Article 23.4, the Directors may by Board Resolution declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

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23.6	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend Board Resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend Board Resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the Board Resolution.

If the Board Resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.7	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.8	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.9	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

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Power to pay other than in cash

23.10	If the Directors so determine, any Board Resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

23.11	Subject to Article 23.4, a dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.12	For the purposes of Article 23.11(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.11(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.13	Subject to Article 23.4, if two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.14	Subject to Article 23.4, any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

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Dividends or other monies not to bear interest in absence of special rights

23.15	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.16	Subject to Article 23.4, if a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.17	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2	Subject to Article 23.4, the amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	Subject to Article 23.4, the amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

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24.4	Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine by Board Resolution.

Duplicate seal

26.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine by Board Resolution, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine by Board Resolution, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

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If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine by Board Resolution that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

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27.2	To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3	To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

27.4	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

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28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve or otherwise accept the notice; or

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has provided the giver of an Electronic address to which notice may be sent.

28.4	Subject to the Act, the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

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(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than seven days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5	Any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of seven days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

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Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

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29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 28.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

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29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

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31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the holders of the Class A Ordinary Shares the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Ordinary Shares; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Ordinary Shares and those liable to contribute to the winding up.

31.2	No distribution (whether in cash or otherwise) of the Company’s assets on a winding up may be made to a holder of a Class B Ordinary Share.

No obligation to accept liability

31.3	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.4	The Directors are authorised to present a winding up petition

31.5	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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Annex B

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 29, 2025 (the “Effective Date”), is by and among OFA Group, a Cayman Islands exempted company (the “Company”), and each of the investors signatory hereto (individually, a “Buyer” and collectively, the “Buyers”). Capitalized terms used in this Agreement without definition have the respective meanings ascribed to them in the Certificate of Designations (as defined below).

RECITALS

1.	The Company shall, upon shareholder approval of an amendment to the Company’s Memorandum and Articles of Association, authorize a new series of convertible preferred stock of the Company, designated as Series A Convertible Preferred Stock, $0.0001 par value per share, the terms of which are set forth in the certificate of designations of preferences and rights for such series of preferred stock (the “Certificate of Designations”) in the form attached hereto as Exhibit A (the “Series A Preferred Shares”), which Series A Preferred Shares shall have a stated value of $1,000 per share and be convertible into shares of ordinary shares of the Company, $0.001 par value per share (“Ordinary Shares”) (such shares of Ordinary Shares issuable pursuant to the terms of the Certificate of Designations, including, without limitation, upon conversion or otherwise, collectively, the “Conversion Shares”), in accordance with the terms of the Certificate of Designations.

2.	The Buyers wish to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement and pursuant to one or more effective registrations statement under the Securities Act of 1933, as amended (the “1933 Act”), up to an aggregate of $50,000,000 stated value of the Company’s Series A Preferred Shares at multiple closings, in each case, on the terms of and subject to the conditions set forth in this Agreement.

3.	On or around the date of Initial Closing (as defined below), on the terms of and subject to the conditions set forth herein, the Buyers wish to purchase an aggregate of $1,500,000 stated value of Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of such Buyer under the heading “Initial Preferred Shares” (such amount, the “Buyer Initial Share Purchase Amount,” and such aggregate amount for all Buyers shall be referred to herein as the “Initial Preferred Shares”).

4.	Following the Initial Closing and on or around the date of the Second Closing (as defined below) and on the terms and subject to the conditions set forth in this Agreement, the Buyers wish to purchase an aggregate of $500,000 in stated value of the Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Second Preferred Shares” (such amount, the “Buyer Second Share Purchase Amount,” and such aggregate amount for all Buyers, the “Second Preferred Shares”).

5.	Following the Initial Closing and on or around the date of the Second Closing (as defined below), upon the effectiveness the Registration Statement (as defined below) and on the terms and subject to the conditions set forth in this Agreement, the Buyers wish to purchase an aggregate of $4,000,000 in stated value of the Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Second Preferred Shares” (such amount, the “Buyer Third Share Purchase Amount,” and such aggregate amount for all Buyers, the “Third Preferred Shares”).

6.	The Buyers further wish to purchase, on the terms of and subject to the conditions set forth in this Agreement, up to such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Additional Preferred Shares” (such amount, the “Buyer Additional Share Purchase Amount,” and together with the Buyer Initial Share Purchase Amount, the “Buyer Share Purchase Amount,” and such aggregate amount for all Buyers shall be referred to herein as the “Additional Preferred Shares” and, together with the Initial Preferred Shares, the Second Preferred Shares and the Third Preferred Shares, the “Preferred Shares”) at one or more closings after the Third Closing Date (as defined below), each such closing in an aggregate amount of up to $44,000,000 in stated value of Additional Preferred Shares.

7.	In connection with the transactions contemplated hereby, the Company and the Buyers will enter into a registration rights agreement in substantially the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company shall agree to register the resale of the Conversion Shares and Dividend Shares (as defined below) under the 1933 Act, and the Company shall also deliver to its transfer agent an irrevocable transfer agent instruction letter in the form attached hereto as Exhibit C (the “Irrevocable Transfer Agent Instruction Letter”). This Agreement, together with the Registration Rights Agreement, the Irrevocable Transfer Agent Instruction Letter, and the Certificate of Designations, are collectively referred to herein as the “Transaction Documents.”

8.	The Preferred Shares are, under specific circumstances set forth in the Certificate of Designations, entitled to Dividends (as defined in the Certificate of Designations) and certain other amounts (the “Dividend Shares”).

9.	The Preferred Shares, the Conversion Shares and the Dividend Shares are collectively referred to herein as the “Securities.”

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer hereby agree as follows:

1. Purchase and Sale of Preferred Shares.

1.1 Purchase of Preferred Shares.

(a) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below), such Buyer’s Buyer Initial Share Purchase Amount.

(b) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Second Closing Date (as defined below) such Buyer’s Buyer Second Share Purchase Amount of Series A Preferred Shares.

(c) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(c) and 7(c) below, including without limitation the effectiveness of the Registration Statement filed with the Commission covering the resale of the Conversion Shares and Dividend Shares, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Second Closing Date (as defined below) such Buyer’s Buyer Third Share Purchase Amount of Series A Preferred Shares.

(d) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(d) and 7(d) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on each Additional Closing Date (as defined below), such Buyer’s Buyer Additional Share Purchase Amount.

1.2 Closing.

(a) The initial closing (the “Initial Closing”) of the purchase of the Initial Preferred Shares by the Buyers shall occur remotely by the electronic transfer of Closing documentation. The date and time of the Closing (the “Initial Closing Date”) shall be 10:00 a.m., New York City time, within the second (2nd) Business Day on which the conditions to the Closing set forth in Sections 6(a) and 7(a) below are satisfied or waived by the Buyers (or such other date as is mutually agreed to by the Company and each Buyer). The date of the Initial Closing is referred to herein as the “Initial Closing Date.”

(b) The second closing (the “Second Closing”) of the purchase of the Second Preferred Shares shall occur remotely by electronic exchange of executed documents and signatures on the first (1st) Business Day following the satisfaction (or waiver) of the conditions to the Second Closing set forth in Sections 6(b) and 7(b) below (or such other date as may be mutually agreed by the Company and the Buyers). The date of the Second Closing is referred to herein as the “Second Closing Date.”

(c) The second closing (the “Third Closing”) of the purchase of the Second Preferred Shares shall occur remotely by electronic exchange of executed documents and signatures on the first (1st) Business Day following written notice from the Company confirming the effectiveness of the Registration Statement and the satisfaction (or waiver) of the conditions to the Second Closing set forth in Sections 6(c) and 7(c) below (or such other date as may be mutually agreed by the Company and the Buyers). The date of the Third Closing is referred to herein as the “Third Closing Date.”

(d) Each additional closing thereafter (each such closing an “Additional Closing” and all such Additional Closings collectively with the Initial Closing, the Second Closing and the Third Closing, the “Closings” and each a “Closing”) of the purchase of the Additional Preferred Shares by the Buyers shall occur remotely by the electronic transfer of Closing documentation. The date and time of each Additional Closing (each such date an “Additional Closing Date” and collectively with the Initial Closing Date and the Second Closing Date, the “Closing Dates” and each a “Closing Date”) shall be 10:00 a.m., New York City time, on the first (1st) Business Day on which the conditions to the Closing set forth in Sections 6(d) and 7(d) below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer).

(e) As used herein “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

1.3 Purchase Price.

(a) The purchase price per share of the Preferred Shares is $900. The Initial Purchase Price, Second Purchase Price, the Third Purchase Price and any Additional Purchase Price, each defined below, are collectively referred to herein as the “Purchase Price.”

(b) The aggregate purchase price for the Initial Preferred Shares to be purchased by each Buyer (the “Initial Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Initial Purchase Price,” payable on the Initial Closing Date upon the satisfaction (or waiver) of the conditions specified in Section 6(a) and 7(a).

(c) The aggregate purchase price for the Second Preferred Shares to be purchased by each Buyer (the “Second Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Second Purchase Price,” payable on the Second Closing Date upon satisfaction (or waiver) of the conditions specified in Sections 6(b) and 7(b), including, without limitation, the effectiveness of the Registration Statement.

(d) The aggregate purchase price for the Third Preferred Shares to be purchased by each Buyer (the “Third Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Third Purchase Price,” payable on the Third Closing Date upon satisfaction (or waiver) of the conditions specified in Sections 6(c) and 7(c), including, without limitation, the effectiveness of the Registration Statement.

(e) The aggregate purchase price for the Additional Preferred Shares to be purchased by each Buyer (the “Additional Purchase Price”) shall be up to the maximum amount set forth on the executed signature page of such Buyer under the label “Additional Purchase Price,” payable on the Additional Closing Dates upon the satisfaction (or waiver) of the conditions specified in Section 6(d) and 7(d).

1.4 Form of Payment.

(a) On the Initial Closing Date, (i) each Buyer shall pay its respective Initial Purchase Price (less, in the case of the Lead Buyer, the Transaction Expenses to be withheld pursuant to Section 4(g)) to the Company for the Initial Preferred Shares to be issued and sold to such Buyer at the Initial Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Buyer the Buyer Initial Shares Purchase Amount registered in the name of such Buyer or its designee.

(b) On the Second Closing Date, (i) each Buyer shall pay its respective Second Purchase Price to the Company for the Second Preferred Shares to be issued and sold to such Buyer at the Second Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) the Company shall deliver to each Buyer the Buyer Second Share Purchase Amount, duly registered in the name of such Buyer or its designee.

(c) On the Third Closing Date, (i) each Buyer shall pay its respective Third Purchase Price to the Company for the Third Preferred Shares to be issued and sold to such Buyer at the Third Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) the Company shall deliver to each Buyer the Buyer Third Share Purchase Amount, duly registered in the name of such Buyer or its designee.

(d) On each Additional Closing Date, (i) each Buyer shall pay its respective Additional Purchase Price to the Company for the Additional Preferred Shares to be issued and sold to such Buyer at such Additional Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Buyer the Buyer Additional Share Purchase Amount to be issued and sold to such Buyer at such Additional Closing in the name of such Buyer or its designee.

2. Buyer’s Representations and Warranties.

Each Buyer, severally and not jointly, represents and warrants to the Company with respect to only itself that, as of the date hereof and as of each Closing Date:

2.1 Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

2.2 Accredited Investor Status; Experience. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. Such Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

2.3 Information. Such Buyer acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Documents (as defined below). Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer is not relying, and has not relied, upon any statement, advice (whether accounting, legal, tax or other), representation or warranty made by the Company, R.F. Lafferty & Co. Inc. (the “Placement Agent”) or any of their affiliates or representatives except for (i) the statements made by the Company in the SEC Documents and (ii) the representations and warranties made by the Company in this Agreement.

2.4 No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

2.5 Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligation of such Buyer enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

2.6 No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder. For the avoidance of doubt, one of the Buyers is an Affiliate Buyer (as defined below), and such Affiliate Buyer is making this representation on the same terms as all other Buyers. “Affiliate Buyer” means TriCore Foundation, LLC, a Buyer that, directly or indirectly through one or more affiliates of the Company, including Li Hsien “Larry” Wong, Wai Wong “Keith” Chong and Weiheng “Ricky” Cai, controls, is controlled by, or is under common control with, the Company, where “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

2.7 No Affiliates. With the exception of the Affiliate Buyer, each Buyer (i) is not, and has not been at any time during the consecutive three-month period preceding the date hereof, a director, officer or “affiliate” (as defined in Rule 144 (as defined below)) of the Company or any of its Subsidiaries and (ii) is not, to its knowledge, a “beneficial owner” of more than 10% of the shares of Ordinary Shares (as defined for purposes of Rule 13d-3 of the 1934 Act).

2.8 Residency. Such Buyer is a resident of that jurisdiction set forth in the Buyer’s address for notice as it appears on the executed signature page of such Buyer.

2.9 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Buyer has not, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer, directly or indirectly, executed any purchases or sales, including Short Sales, of the securities of the Company, during the period commencing as of the time that such Buyer first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder, and such Buyer will not engage, directly or indirectly, in any such activities until the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing (as defined below). Notwithstanding the foregoing, in the case of a Buyer that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Buyer’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Buyer’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Buyer’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and affiliates, such Buyer has maintained the confidentiality of all disclosures made to it in connection with the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith (including the existence and terms of such transactions). “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include locating and/or borrowing shares of Ordinary Shares). For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity (as defined below) or any department or agency thereof.

2.10 Placement Agent Fee. Each Buyer understands that the Company intends to pay the Placement Agent a fee in respect to the transactions contemplated hereunder.

3. Representations and Warranties of the Company.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of each Closing Date:

3.1 Organization and Qualification. The Company and any subsidiary that is a significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) (each, a “Subsidiary,” collectively, the “Subsidiaries”), are, and will be, duly organized, validly existing as a corporation and in good standing under the laws of their respective jurisdictions of organization. The Company and the Subsidiaries are duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the assets, business, operations, earnings, properties, condition (financial or otherwise), prospects, shareholders’ equity or results of operations of the Company and the Subsidiaries taken as a whole, or prevent the consummation of the transactions contemplated hereby (a “Material Adverse Effect”). The Company owns directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights.

3.2 Authorization; Enforcement; Validity. The Company has full legal right, power and authority to enter into this Agreement and the other Transaction Documents and perform the transactions contemplated hereby and thereby (including, upon Shareholder Approval, the issuance by the Company of the Preferred Shares and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Preferred Shares and the reservation for issuance and issuance of any Dividend Shares issuable pursuant to the terms of the Certificate of Designations). This Agreement has been, and the other Transaction Documents to which it is a party will be prior to the Closing, duly authorized, executed and delivered by the Company and a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification and contribution provisions herein and therein may be limited by federal or state securities laws and public policy considerations in respect thereof.

3.3 Issuance of Securities; Registration. The Preferred Shares, when issued and delivered against payment therefor as provided herein, when issued and delivered in accordance with the terms of the Certificate of Designations, if and as when lawfully declared as dividends by the Company, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) (other than any Lien arising from an act or omission of a Buyer) with respect to the issuance thereof. As of the Shareholder Approval of the Proposed Amended and Restated Memorandum and Articles of Association, the Company shall have reserved out of its authorized and unissued Ordinary Shares a number of shares of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding (including the Preferred Shares being purchased by the Buyers at such Closing) at the Floor Price (as defined in the Certificate of Designations) then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations) and (ii) 100% of the aggregate number of shares of Ordinary Shares that would be issuable as Dividend Shares for the payment of twelve (12) months of Dividends on the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations). The Conversion Shares, when issued upon conversion of the Preferred Shares or the issuance of the Dividend Shares in accordance with the terms of the Certificate of Designations, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens (other than any Lien arising from an act or omission of a Buyer) with respect to the issuance thereof. On or prior to the Third Closing Date, the Company has, or shall have, prepared and filed an effective registration statement (registering the issuance and sale of certain securities to be issued from time to time by the Company, including the Ordinary Shares issuable in connection with the issuance of the Dividend Shares and the Conversion Shares issuable upon conversion of the Preferred Shares) on Form F-1 with the SEC (a “Registration Statement”) in conformity with the requirements of the 1933 Act and in accordance with the timing and obligations of the Registration Rights Agreement, including a prospectus forming a part of such Registration Statement (the “Prospectus”).

3.4 No Conflicts. Neither the execution of the Transaction Documents by the Company, nor the issuance, offering or sale of the Securities, nor the consummation of any of the transactions contemplated herein or therein, nor the compliance by the Company with the terms and provisions hereof or thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the Amended and Restated Memorandum and Articles of Association (as amended from time to time) (as defined below) or other organizational documents of the Company, or (y) in any material violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any court or of any federal, state or other regulatory authority or other government body having jurisdiction over the Company, including the Eligible Market on which the Ordinary Shares is then listed or quoted (the “Principal Market”), except where such violation would not have a Material Adverse Effect.

3.5 Consents. The Company is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the filing with the SEC of any applicable Registration Statement, Prospectus, any other filings as may be required under the 1933 Act or the 1934 Act or by any state securities agencies, the notice and/or application(s) to the Principal Market for the issuance and sale of the Securities and the listing of the Conversion Shares for trading thereon in the time and manner required thereby,) any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain prior to the Closing Date pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and the Company is not aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. “Governmental Entity” means any (i) nation, state, county, city, town, village, district, or other political jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (iv) multi-national organization or body, or (v) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

3.6 Acknowledgment Regarding Buyer’s Purchase of Securities. Assuming the accuracy of each Buyer’s representations and warranties hereunder, the Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer, with the exception of the Affiliate Buyer, is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”)) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that no Buyer, with the exception of the Affiliate Buyer, is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company and its representatives.

3.7 [Reserved].

3.8 No Integrated Offering. Assuming the accuracy of each Buyer’s representations and warranties hereunder, none of the Company, its Subsidiaries nor, to the Company’s knowledge, any of its affiliates or any Person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the 1933 Act, which would require the registration of any such securities under the 1933 Act, or (ii) any applicable shareholder approval provisions of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation.

3.9 Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and the Dividend Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares, the Preferred Shares and the Dividend Shares pursuant to the terms of the Certificate of Designations and in accordance with this Agreement, is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

3.10 Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision under the Amended and Restated Memorandum and Articles of Association (as amended from time to time) or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities, except as set forth in the Certificate of Designations. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Ordinary Shares or a change in control of the Company or any of its Subsidiaries.

3.11 SEC Documents; Financial Statements. During the two (2) years prior, or the formation of the Company, as applicable, to the later of the date hereof and the most recent Closing Date, the Company has timely filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to such date and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Company has delivered or has made available to the Buyers or their respective representatives true, correct and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates (except to the extent amended by a subsequently filed SEC Document), the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC (except to the extent amended by a subsequently filed SEC Document), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the SEC Documents, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the Subsidiaries for the periods specified (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate) and have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applied on a consistent basis throughout the periods presented (except (i) for such adjustments to accounting standards and practices as are noted therein and (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) during the periods involved. No other information provided by or on behalf of the Company to any of the Buyers which is not included in the SEC Documents (including, without limitation, information referred to in Section 2(c) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included or incorporated by reference in the Registration Statement and the Prospectus (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in conformity with IFRS and in compliance with the published requirements of the 1933 Act and 1934 Act, as applicable. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

3.12 Absence of Certain Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and Prospectus, there has not been (i) any Material Adverse Effect, or any development that would result in a Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or the Subsidiaries, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock (other than (A) the grant of additional options under the Company’s existing stock option plans, (B) changes in the number of outstanding Ordinary Shares the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Ordinary Shares outstanding on the date hereof, (C) as a result of the issuance of Placement Shares, (D) any repurchases of capital stock of the Company, (E) as described in a proxy statement filed on Schedule 14A or a Registration Statement on Form S-4, or (F) otherwise publicly announced) or outstanding long-term indebtedness of the Company or the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or Prospectus (including any document incorporated by reference therein). The Company has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company have any knowledge or reason to believe that any of its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Company Insolvent (as defined below). For purposes of this Section 3(l), “Company Insolvent” means, with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ consolidated assets is less than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s and its Subsidiaries’ remaining consolidated assets constitute unreasonably small capital with which to conduct the business in which the Company is engaged as such business is now conducted and is proposed to be conducted.

3.13 [Reserved].

3.14 Conduct of Business; Regulatory Permits. Neither the Company nor any Subsidiary is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other similar agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the property or assets of the Company or any Subsidiary is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material contract or other agreement to which it or any Subsidiary is a party is in default in any respect thereunder where such default would have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since January 1, 2023, (i) the Ordinary Shares has been listed or designated for quotation on an Eligible Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or such Eligible Market and (iii) except as disclosed in the SEC Documents, the Company has received no communication, written or oral, from the SEC or such Eligible Market regarding the suspension or delisting of the Ordinary Shares from such Eligible Market. The Company and the Subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as currently conducted, as described in the Registration Statement and the Prospectus (the “Permits”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary has received written notice of any proceeding relating to revocation or modification of any such Permit or has any reason to believe that such Permit will not be renewed in the ordinary course, except where the failure to obtain any such renewal would not, individually or in the aggregate, have a Material Adverse Effect. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.15 No Improper Practices. (i) None of the Company or any of its Subsidiaries or affiliates, or any director or officer thereof, or, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and each of its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained in this paragraph (o); and (iii) neither the Company nor any of its Subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

3.16 Sarbanes–Oxley Act. There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission during the past 12 months. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Rules 13a-15 and 15d-15 under the 1934 Act.

3.17 Transactions With Affiliates. Except as disclosed in the SEC Documents or for which no disclosure is required in the SEC Documents, or as it relates to the Affiliate Buyer being a party to this Agreement, no current or former employee, director, officer or shareholder (direct or indirect) of the Company or its Subsidiaries, or, to the knowledge of the Company, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or shareholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common equity of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Certificate of Designations)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. No employee, officer, shareholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company).

3.18 Share Capital Structure. As of the date hereof, the authorized share capital of the Company consists $50,000 divided into 50,000,000 ordinary shares par value $0.001, of which 14,223,611 shares of ordinary shares are issued and outstanding. Upon the Shareholder Approval of the proposed Amended and Restated Memorandum and Articles of Association, the authorized share capital of the Company shall become $320,000 divided into (i) 100,000,000 shares of Class A Ordinary Shares, of which, 14,223,611 shares of Class A ordinary shares will be issued and outstanding, (ii) 20,000,000 shares of Class B ordinary shares, of which, 20,000,000 shares of Class B ordinary shares will be issued and outstanding and (iii) 200,000,000 shares of a par value of each US$0.001 each of such class or classes as the Board may determine in accordance with the Memorandum and Articles, of which none are issued and outstanding. However, 50,000 shares of the 200,000,000 shall be issued and designated in accordance with the terms and conditions of the Certificate of Designation in association with this Agreement. “Convertible Securities” means any capital stock or other security of the Company that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Ordinary Shares). All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable. (i) none of the Company’s capital stock is subject to preemptive rights, rights of first refusal or similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company; (iii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act; (iv) there are no outstanding securities or other instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (v) there are no securities or other instruments of the Company containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (vi) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (vii) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers, or filed on EDGAR, true, correct and complete copies of the Company’s Amended and Restated Memorandum and Articles of Association (as amended from time to time) as in effect on the date hereof (the “Memorandum and Articles of Association”), the proposed Amended and Restated Memorandum and Articles of Association (as amended from time to time) which shall be in effect on upon shareholder approval (the “Proposed Memorandum and Articles of Association”), and the terms of all Convertible Securities convertible into, or exercisable or exchangeable for, shares of Ordinary Shares and the material rights of the holders thereof in respect thereto.

3.19 Indebtedness and Other Contracts. Except as set forth in the Registration Statement, neither the Company nor any of its Subsidiaries, (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound (x) that would be required to be reflected in the Company’s consolidated financial statements pursuant to IFRS or (y) that constitute material obligations of the Company and its Subsidiaries, taken as a whole, whether or not required to be so reflected, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all obligations of such Person for borrowed money, (B) all obligations of such Person issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with IFRS, (other than trade payables or accrued expenses entered into in the ordinary course of business consistent with past practice, payroll liabilities and deferred compensation and severance, pension, health and welfare retirement and equivalent benefits to current or former employees, directors or managers of such Person and its subsidiaries), (C) all reimbursement or payment obligations of such Person with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations of such Person under any leasing or similar arrangement which, in connection with IFRS, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) with respect to any asset or property owned by such Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

3.20 Litigation. There are no legal or governmental proceedings pending or threatened to which the Company or any Subsidiary is a party or to which any of the properties of the Company or any Subsidiary is subject (i) other than proceedings accurately described in all material respects in the Prospectus and proceedings that would not have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under the Transaction Documents or to consummate the transactions contemplated hereby or thereby or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries relating to the Company. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

3.21 Insurance. The Company and the Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and the Subsidiaries reasonably believe are adequate for the conduct of their business.

3.22 Employee Matters; Benefit Plans.

(a) No labor disturbance by or dispute with employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is threatened which would result in a Material Adverse Effect.

(b) To the knowledge of the Company, (i) each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and the Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and (iii) for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) equals or exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions, other than, in the case of (i), (ii) and (iii) above, as would not have a Material Adverse Effect.

3.23 Assets; Title. The Company and the Subsidiaries have good and marketable title to all items of real property and good and valid title to all personal property (other than Intellectual Property, which is addressed exclusively in Section 3(x) below) described in the Registration Statement or Prospectus as being owned by them that are material to the businesses of the Company or such Subsidiary, in each case free and clear of all Liens, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real property described in the Registration Statement or Prospectus as being leased by the Company and the Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or the Subsidiaries or (B) would not, individually or in the aggregate, have a Material Adverse Effect.

3.24 Intellectual Property. The Company and the Subsidiaries own or possess adequate enforceable rights to use all patents, patent applications, trademarks (both registered and unregistered), trade names, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as conducted as of the date hereof, except to the extent that the failure to own or possess adequate rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have not received any written notice of any claim of infringement or conflict which asserted Intellectual Property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Effect. There are no pending, or to the Company’s knowledge, threatened judicial proceedings or interference proceedings challenging the Company’s or any Subsidiary’s rights in or to or the validity of the scope of any of the Company’s or its Subsidiaries’ patents, patent applications or proprietary information. To the Company’s knowledge, there are no third parties who have established rights or have any claim in any of the Company’s or any of its Subsidiary’s patents, patent applications or any patent to be issued therefrom by virtue of any contract, license or other agreement entered into between such entity or individual and the Company or any Subsidiary or by any non-contractual obligation, other than by written licenses granted by the Company or any Subsidiary. The Company has not received any written notice of any claim challenging the rights of the Company or its Subsidiaries in or to any Intellectual Property owned, licensed or optioned by the Company or any Subsidiary which claim, if the subject of an unfavorable decision, would result in a Material Adverse Effect.

3.25 Environmental Laws. The Company and the Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement and the Prospectus; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

3.26 Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

3.27 Tax Status. The Company and the Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to do so would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or the Prospectus, no tax deficiency has been determined adversely to the Company or any Subsidiary which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

3.28 Internal Accounting and Disclosure Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Registration Statement or the Prospectus). Since the date of the latest audited financial statements of the Company included in the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Registration Statement or the Prospectus). The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15 and 15d-15) that comply with the requirements of the 1934 Act. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within 90 days prior to the filing date of the Form 20-F for the fiscal year most recently ended (such date, the “Evaluation Date”). The Company presented in its Form 20-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the most recent Evaluation Date.

3.29 Off Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity (each, an “Off Balance Sheet Transaction”) that would affect materially the Company’s liquidity or the availability of or requirements for its capital resources, including those Off Balance Sheet Transactions described in the Commission’s Statement about Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Registration Statement or the Prospectus which have not been described as required.

3.30 Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

3.31 Acknowledgement Regarding Buyers’ Trading Activity. The Company understands and acknowledges that, following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing (as defined below), one or more Buyers, excluding the Affiliate Buyer, may engage in hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Ordinary Shares) in compliance with Section 4(k) of this Agreement at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the Dividend Shares or Conversion Shares, as applicable, deliverable with respect to the Securities are being determined and such hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Ordinary Shares), if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.

3.32 Manipulation of Price. Neither the Company, nor any Subsidiary, nor, to the knowledge of the Company, any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that has constituted or would cause or result in, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities. Neither the Company nor any Subsidiary has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated (other than the Placement Agent).

3.33 U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon any Buyer’s reasonable request.

3.34 Transfer Taxes. On the Closing Date, all material stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with by the Company in all material respects.

3.35 Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

3.36 Shell Company Status. The Company is not a shell company (as defined in Rule 405 under the 1933 Act) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in General Instruction I.B.6 of Form S-3) or an equivalent thereof with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company.

3.37 Money Laundering. (i) Neither the Company nor any Subsidiary (solely for purposes of this paragraph (ll), collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (solely for purposes of this paragraph (mm), “Person”) that is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions. (ii) The Entity will not, directly or indirectly, knowingly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (a) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (b) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise). (iii) The Entity represents and covenants that, except as detailed in the Registration Statement and the Prospectus, for the past 5 years, it has not knowingly engaged in and is not now knowingly engaged in any dealing or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

3.38 Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the shares of Ordinary Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

3.39 No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Company had discussions with its accountants about its financial statements previously filed with the SEC. Based on those discussions, the Company has no reason to believe that it will need to restate any such financial statements or any part thereof.

3.40 No Additional Agreements. The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

3.41 Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

3.42 Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.

3.43 Cybersecurity. (i)(x) To the knowledge of Company, there has been no security breach or other compromise of any Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

3.44 Compliance with Data Privacy Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries have complied and are presently in compliance with all internal and external privacy policies, contractual obligations, industry standards, applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or other governmental or regulatory authority and any other legal obligations, in each case, relating to the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company or any of its Subsidiaries of personal, personally identifiable, household, sensitive, confidential or regulated data (“Data Security Obligations”); (ii) the Company has not received any notification of or complaint regarding and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Data Security Obligation; and (iii) there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or, to the Company’s knowledge, threatened alleging non-compliance with any Data Security Obligation..

3.45 Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than (i) the existence of the transactions contemplated by this Agreement and the other Transaction Documents and (ii) any such information that shall be disclosed in accordance with Section 4(i). The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Other than with respect to the transactions contemplated by this Agreement and the other Transaction Documents, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4. Covenants.

4.1 Best Efforts. Each Buyer shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 7 of this Agreement.

4.2 Reporting Status. From the date hereof until the date on which no shares of Series A Preferred Shares are outstanding or may become outstanding pursuant to the Transaction Documents (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination. As of their respective dates of filing, all such reports filed with the SEC shall comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of such reports, at the time they are filed with the SEC, shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates of filing, the financial statements of the Company included in such reports shall comply in all material respects with applicable accounting requirements and comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, in each case, as in effect as of the time of filing. Such financial statements will be prepared in all material respects in accordance with IFRS, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or as permitted by Regulation S-X, or (ii) in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited financial statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate, and to the absences of notes).

4.3 Use of Proceeds. The Company shall use the proceeds from the sale of the Securities for general corporate purposes.

4.4 Financial Information. The Company agrees to send the following to each Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Report on Form 20-F, any other interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than any annual report filed with the SEC, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire or Business Wire), on the same day as the release thereof, email copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholders of the Company, as applicable, generally, contemporaneously with the making available or giving thereof to the shareholders.

4.5 Listing. To the extent required by the rules of the Principal Market, the Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Conversion Shares upon the Principal Market (subject to official notice of issuance) and shall maintain the listing or designation for quotation (as the case may be) of all of the Conversion Shares from time to time issuable under the terms of the Transaction Documents on an Eligible Market. The Company shall maintain the Ordinary Shares’ listing on an Eligible Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares from an Eligible Market, except upon the immediate transfer of the listing thereof to another Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

4.6 Fees. The Company shall reimburse the Greentree Financial Group, Inc. (the “Lead Buyer”) a non-accountable amount of $50,000 for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (the “Transaction Expenses”) and shall be withheld by the Lead Buyer from its Initial Purchase Price at the Initial Closing. Additionally, a reimbursement for Lead Buyer’s expenses related to the commitment of internal resources to administer this Transaction, in the amount of $7,500 per annum (the “Admin Reimbursement”), due at Closing and, thereafter, at the beginning of each year the Preferred remain outstanding. The Admin Reimbursement is payable only from the disbursement of funds in connection with the funding of an Additional Closing. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby (including, without limitation, any fees or commissions payable to the Placement Agent). Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

4.7 Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by a Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.

4.8 Disclosure of Transactions and Other Material Information.

(a) Disclosure of Transaction. The Company shall no later than 5:30 p.m., New York City time, on the Business Day following the date of this Agreement, file a Current Report on Form 6-K with the SEC describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement, to the extent material) and the form of Certificate of Designations) (including the attachments thereto, the “6-K Filing”). From and after the filing of the 6-K Filing, the Company shall have publicly disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations in effect with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate in their entirety and be of no further force or effect in any respect.

(b) Disclosure of Additional Closings. The Company shall no later than 5:30 p.m., New York City time, on the date of the Second Closing, the Thrid Closing and each Additional Closing, file a Current Report on Form 6-K describing the Additional Closing in the form required by the 1934 Act (each, an “Additional 6-K Filing”). From and after the filing of any such Additional 6-K Filing, the Company shall have publicly disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with such Additional Closing.

(c) Limitations on Disclosure. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer (which may be granted or withheld in such Buyer’s sole discretion and, if granted, must include an agreement to keep such information confidential until publicly disclosed). In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of such Buyer), in addition to any other remedy provided herein or in the Transaction Documents, such Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholders or agents, for any such disclosure. To the extent that the Company, directly or indirectly, delivers any material, non-public information to a Buyer without such Buyer’s consent, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby other than the 6-K Filing and the Additional 6-K Filings; provided, however, the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and each Additional 6-K Filing and, in each case, contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the applicable Buyer (which may be granted or withheld in such Buyer’s sole discretion), the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of such Buyer in any filing, announcement, release or otherwise, except as required by applicable law, legal process or regulatory request; provided that, prior to any such disclosure, the Company notifies such Buyer as soon as practicable of such requirement (except where prohibited by any such applicable law, legal process or regulatory request) so that the Buyer may seek a protective order or other appropriate remedy prior to such disclosure. Notwithstanding the foregoing, the Company may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing the Buyers with any notification thereof, unless any such Buyer is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern). Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that no Buyer shall have (unless expressly agreed to by a particular Buyer on or after the date hereof in a written definitive and binding agreement executed by the Company and such particular Buyer (it being understood and agreed that no Buyer may bind any other Buyer with respect thereto)), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company and/or any of its Subsidiaries from and after the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing.

4.9 [Reserved].

4.10 Reservation of Shares. So long as any of the Preferred Shares remain outstanding or are issuable pursuant to the terms hereof, the Company shall at all times reserve out of its authorized and unissued Ordinary Shares a number of shares of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding at the Floor Price (as defined in the Certificate of Designations) then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations) and (ii) 100% of the aggregate number of shares of Ordinary Shares that would be issuable as Dividend Shares for the payment of twelve (12) months of Dividends on the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on the issuance of securities set forth in the Certificate of Designations) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of shares of Ordinary Shares reserved pursuant to this Section 4(l) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable, of the Preferred Shares. If at any time the number of shares of Ordinary Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

4.11 Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

4.12 Covenants. During the term of this Agreement, the Company and its Subsidiaries shall not, without the prior written consent of the Required Holders (as defined below), breach any of the covenants set forth in Section 15 of the Certificate of Designations.

4.13 Acknowledgment of Dilution. Without limiting, and in addition to the Company’s representations in Section 3(i), the Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Buyer and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.14 Acknowledgement Regarding Buyers. The Company hereby acknowledges and agrees that no Buyer is acting as an agent, financial advisor, placement agent or broker-dealer of the Company or any of its Affiliates.

4.15 [Reserved]

4.16 Corporate Existence. So long as any Buyer beneficially owns any Preferred Shares, the Company shall not be party to any Fundamental Transaction (as defined in the Certificate of Designations) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Certificate of Designations.

4.17 Share divisions. Until the Preferred Shares are no longer outstanding, the Company shall not effect any share consolidation, reverse share division or other similar transaction in respect of the Ordinary Shares (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Required Holders; provided, however, that the Company may effect a share consolidation, reverse share division or other similar transaction in respect of the Ordinary Shares if necessary to comply with the requirements of the Principal Market without the prior written consent of the Required Holders.

4.18 Conversion Procedures. The form of Conversion Notice (as defined in the Certificate of Designations) included in the Certificate of Designations sets forth the totality of the procedures required of the Buyers in order to convert the Preferred Shares. No additional legal opinion, other information or instructions shall be required of the Buyers to convert their Preferred Shares. The Company shall honor conversions of the Preferred Shares and shall deliver the Conversion Shares and the Dividend Shares in accordance with the terms, conditions and time periods set forth in the Certificate of Designations.

4.19 Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

4.20 Shareholder Approval. The Company shall provide each shareholder entitled to vote at an annual or special meeting of shareholders of the Company (the “Shareholder Meeting”), which the Company shall use its reasonable best efforts to hold no later than November 10, 2025 (the “Shareholder Meeting Deadline”), a proxy statement, at the expense of the Company, soliciting each such shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the issuance of the Securities in compliance with the rules and regulations of the Principal Market (including permission for the Company to issue Conversion Shares in excess of the Exchange Cap (as defined in the Certificate of Designations)) (the “Shareholder Approval”, and the date the Shareholder Approval is obtained, the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained on or prior to the Shareholder Meeting Deadline, the Company shall cause an additional Shareholder Meeting to be held within 60 days later. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained after such subsequent shareholder meetings, the Company shall cause an additional Shareholder Meeting to be held semi-annually thereafter until such Shareholder Approval is obtained. Notwithstanding the above, the Company shall not be required to hold a Shareholder Meeting or seek Shareholder Approval any time following the time when the Preferred Shares are no longer outstanding.

4.21 Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy any security (as defined in the 1933 Act) in a transaction which would be integrated with the offer and sale of the Securities for purposes of the 1933 Act or the rules and regulations of the Principal Market.

4.22 Books and Records. The Company will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the asset and business of the Company and its Subsidiaries in accordance with IFRS.

4.23 Closing Documents. On or prior to twenty (20) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Buyer Counsel a complete closing set of the executed Transaction Documents (which may be delivered in electronic format), Securities and any other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5. Register; Transfer Agent Instructions; Legend.

5.1 Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Preferred Shares in which the Company shall record the name and address of the Person in whose name the Preferred Shares have been issued (including the name and address of each transferee), the number and stated value of the Preferred Shares held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Preferred Shares, the number of Dividend Shares issuable with respect to the Preferred Shares held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

5.2 Transfer Agent Instructions. On or prior to each Closing Date, the Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to each of the Buyers (the “Irrevocable Transfer Agent Instructions”) to issue book-entry statements or credit shares (to the extent unrestricted shares are issued) to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Preferred Shares. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b) will be given by the Company to the Transfer Agent with respect to such Conversion Shares, and that, assuming the accuracy of each Buyer’s representations and warranties hereunder, the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with this Agreement and the other Transaction Documents, the Company shall permit the transfer and shall promptly instruct the Transfer Agent to issue one or more book-entry statements or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall cause its counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Transfer Agent on the effective date of the Prospectus Supplement. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the Securities shall be borne by the Company.

5.3 Legends. The Holder understands that the Securities will be issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the Securities shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

6. Conditions to the Company’s Obligation to Sell.

6.1 Initial Closing. The obligation of the Company hereunder to issue and sell the Preferred Shares to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(b) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of the Lead Buyer, the amounts withheld pursuant to Section 4(g)) for the Preferred Shares being purchased by such Buyer at the Closing by wire transfer of immediately available funds in accordance with the wire instructions provided by the Company.

(c) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

(d) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

6.2 Second Closing. The obligation of the Company hereunder to issue and sell the Second Preferred Shares to each Buyer at the Second Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Second Purchase Price for the Second Preferred Shares being purchased by such Buyer at the Second Closing by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Second Closing Date as though originally made at such time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by such Buyer at or prior to the Second Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits or restrains the consummation of any of the transactions contemplated by the Transaction Documents.

6.3 Third Closing. The obligation of the Company hereunder to issue and sell the Third Preferred Shares to each Buyer at the Third Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Third Purchase Price for the Third Preferred Shares being purchased by such Buyer at the Third Closing by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Second Closing Date as though originally made at such time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by such Buyer at or prior to the Second Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits or restrains the consummation of any of the transactions contemplated by the Transaction Documents.

6.4 Additional Closing. The obligation of the Company hereunder to issue and sell the Preferred Shares to each Buyer at each Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Additional Purchase Price for the Preferred Shares being purchased by such Buyer at the Additional Closing by wire transfer of immediately available funds in accordance with the wire instructions provided by the Company.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Additional Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. Conditions to Each Buyer’s Obligation to Purchase.

7.1 Initial Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party and the Company shall have duly delivered to such Buyer the Buyer Initial Shares Purchase Amount, as being purchased by such Buyer at the Initial Closing pursuant to this Agreement.

(b) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(c) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(d) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(e) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(f) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(g) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Initial Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

7.2 Second Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Second Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(b) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(c) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(d) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(e) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(f) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(g) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Second Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Second Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Second Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Second Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(p) The Company shall have obtained the Shareholder Approval prior to the Second Closing Date.

7.3 Third Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Third Closing is subject to the satisfaction, at or before the Third Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(b) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(c) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(d) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(e) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(f) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Third Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(g) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Third Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Third Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Third Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(p) The Company shall have obtained the Shareholder Approval prior to the Third Closing Date.

(q) The Registration Statement covering the resale of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall have been declared effective by the Commission and shall remain effective on the Third Closing Date.

7.4 Additional Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at each Additional Closing is subject to the satisfaction, at or before each Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have delivered to each a Buyer a written notice indicating the aggregate number of Additional Preferred Shares to be issued and sold by the Company at the applicable Additional Closing (the “Additional Closing Tranche”) at least five (5), but no more than seven (7) Trading Days, prior to the desired Additional Closing Date, provided that the Additional Closing Tranche at such Additional Closing shall be no more than 3,000 Additional Preferred Shares.

(b) The Registration Statement covering the resale of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall has been declared effective by the Commission and shall remain effective on each Additional Closing Date.

(c) The Additional Closing Date may be no less than 60 calendar days after the immediately preceding Closing Date and the effective date of the Registration Statement.

(d) (A) for each day of the Measurement Period, (i) a minimum daily turnover greater than or equal to $250,000 and the daily VWAP of the Common Shares is greater than the Conversion Price (as defined in the Certificate of Designations). “Measurement Period” means the 10 trading days immediately preceding the funding of the applicable Tranche. Investor may waive any condition to funding a Subsequent Tranche and may consummate a Subsequent Tranche funding, in whole and in part, at any time.

(e) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(f) For each Buyer, independently, the Buyer no longer holds Preferred Shares with the aggregate stated value greater than $500,000.

(g) The Closing Sale Price (as defined in the Certificate of Designations) of the Ordinary Shares on each of the ten (10) consecutive Trading Days immediately preceding the Additional Closing Date shall be no less than the greater of (i) $1.00 per share of Ordinary Shares and (ii) 150% of the Floor Price (as defined in the Certificate of Designations).

(h) (A) No Triggering Event as defined in Sections (i), (vii), (viii), (ix) or (x) of the Certificate of Designations has occurred since the date of the immediately preceding Closing Date or is continuing and (B) no other Triggering Event as defined in the Certificate of Designations has occurred and is continuing or that, in respect of any Triggering Event, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(i) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Additional Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(j) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(k) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Additional Closing Date.

(l) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Additional Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect.

(m) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Closing Date.

(n) The Ordinary Shares A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(o) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(p) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(q) Since the date of the immediately preceding Closing Date, no condition, event or series of events shall exist or have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(r) The Company has duly and timely delivered all Conversion Shares required to be delivered upon the conversion of any of the outstanding Preferred Shares in accordance with the terms of the Certificate of Designation.

(s) The Company shall have obtained the Shareholder Approval prior to the Additional Closing Date.

(t) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8. Termination.

This Agreement may be terminated by either the Company or the Buyers, if the Initial Closing shall not have occurred by November 05, 2025 (provided that no party shall have the right to terminate if they were the proximate cause of the failure to close by such date). Each Buyer may terminate its commitment to purchase Additional Preferred Shares at any Additional Closing by delivering a written notice to the Company (i) at any time after the later of (x) the date that is eighteen (18) months after the Initial Closing Date and (y) if the term of this Agreement has been extended pursuant to the last sentence of this Section 8, the date that is twenty-four (24) months after the Initial Closing Date, (ii) at any time, if the Company has breached the terms of this Agreement in a manner that would cause the failure of the conditions to closing applicable to the Company hereunder to be met (and such breach remains uncured or unwaived after 30 days’ notice from such Buyer), or (iii) upon the occurrence and continuation of a Triggering Event for a consecutive period of twenty (20) days. This Agreement may be terminated by the Company in connection with any Company Redemption (as defined in the Certificate of Designations) provided that the Company has redeemed all (and not less than all) of the Preferred Shares then outstanding. Upon any termination in accordance with this Section 8 by a Buyer, such party shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date (without liability of such Buyer to any other party); provided, however, the abandonment of the sale and purchase of the Preferred Shares by such Buyer shall be applicable only to such Buyer providing such written notice, provided further that no such termination by any party shall affect any obligation of the Company under this Agreement to reimburse the Lead Buyer for the expenses described in Section 4(g) above. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents that survive the termination hereof or thereof. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, if the Buyer Share Purchase Amount has not been purchased in its entirety by the Buyers prior to the date that is eighteen (18) months after the Initial Closing Date and provided that this Agreement has not been previously terminated by each Buyer pursuant to clause (ii) or (iii) of the second sentence of this Section 8, the Company may elect, in its sole discretion, by notice to each Buyer not less than seven (7) Business Days prior to the date that is eighteen (18) months after the Initial Closing Date, for this Agreement to continue to remain in effect for an additional six (6) months after the date that is eighteen (18) months after the Initial Closing Date.

9. Miscellaneous.

9.1 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of Fort Lauderdale, Florida, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Buyer or to enforce a judgment or other court ruling in favor of such Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

9.2 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile or electronic transmission (including DocuSign and similar) or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

9.3 Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

9.4 Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyers, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to any Buyer, or collection by any Buyer pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

9.5 Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyers, the Company, its Subsidiaries, their affiliates and Persons acting on their behalf with respect to the subject matter hereof, including, without limitation, any transactions by any Buyer with respect to the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Buyer has entered into with, or any instruments any Buyer has received from, the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Buyer in the Company, if any, or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to any Buyer or any other Person, in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Buyer, or any instruments any Buyer received from the Company and/or any of its Subsidiaries prior to the date hereof, if any, and, to the extent any such agreements or instruments have been entered into and are in full force and effect in accordance with the terms thereof, all such agreements and instruments shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or all holders of the Preferred Shares. From the date hereof and while any Preferred Shares are outstanding, the Company shall not be permitted to receive any consideration from a Buyer or a holder of Preferred Shares that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Buyer or holder of Preferred Shares in a manner that is more favorable than to other similarly situated Buyers or holders of Preferred Shares, or (ii) to treat any Buyer(s) or holder(s) of Preferred Shares in a manner that is less favorable than the Buyer or holder of Preferred Shares that is paying such consideration; provided, however, that the determination of whether a Buyer has been treated more or less favorably than another Buyer shall disregard any securities of the Company purchased or sold by any Buyer. The Company has not directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. As a material inducement for each Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in” (or similar disclosure qualification) the SEC Documents, the Registration Statement or the Prospectus, nothing contained in any of the SEC Documents, the Registration Statement or the Prospectus shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, Company’s representations and warranties contained in this Agreement or any other Transaction Document. “Required Holders” means (I) prior to the Initial Closing Date, each Buyer entitled to purchase, in the aggregate, at least a majority of the number of Preferred Shares at the Initial Closing and (II) on or after the Initial Closing Date, holders of a majority of the Preferred Shares then outstanding, provided that such holders must include Greentree Financial Group, Inc. or its Affiliates (collectively, “Greentree”) for so long as Greentree beneficially owns any of the outstanding Preferred Shares or may be obligated to purchase additional Preferred Shares pursuant to the terms hereof.

9.6 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and email addresses for such communications shall be:

If to the Company:

OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

Attention: Li Hsien “Larry” Wong, CEO

Email: larry@ofacorp.com

with a copy (which will not constitute notice) to:

Venturist Law, LTD

17190 Bernardo Center Dr. Suite 200

San Diego, CA 92128

Attention: Jeff Moriarty

Email: jmoriarty@venturistlaw.com

If to a Buyer, to its mailing address and email address set forth on the executed signature page of such Buyer, with copies to such Buyer’s representatives as set forth on the executed signature page of such Buyer or to such other mailing address and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Buyer Counsel shall only be provided copies of notices sent to the Lead Buyer. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time, date and recipient’s email or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

9.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Preferred Shares. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including, without limitation, by way of a Fundamental Transaction (as defined in the Certificate of Designations) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Certificate of Designations). A Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with the transfer of any of its Preferred Shares in accordance with the terms of this Agreement and the other Transaction Documents, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

9.8 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9.11 and the Placement Agent.

9.9 Survival. The representations, warranties, agreements and covenants shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.10 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.11 Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and documented expenses reasonably incurred in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable and documented attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of the Company or any Subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by such Buyer pursuant to Section 4(i), or (D) the status of such Buyer either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

9.12 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Ordinary Shares and any other numbers in this Agreement that relate to the shares of Ordinary Shares shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Ordinary Shares after the date of this Agreement.

9.13 Remedies. Each Buyer shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such Buyers have been granted at any time under any other agreement or contract and all of the rights which such Buyers have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary’s (as the case may be) obligations under the Transaction Documents, any remedy at law would inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

9.14 Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company or any Subsidiary does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or such Subsidiary (as the case may be), any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

9.15 Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

9.16 Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Company in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in U.S. Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of Florida or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

9.17 Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under the Transaction Documents are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company each acknowledge that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Buyers are in any way acting in concert or as a group or entity, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Buyers are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents. The decision of each Buyer to purchase Securities pursuant to the Transaction Documents has been made by such Buyer independently of any other Buyer. Each Buyer acknowledges that no other Buyer has acted as agent for such Buyer in connection with such Buyer making its investment hereunder and that no other Buyer will be acting as agent of such Buyer in connection with monitoring such Buyer’s investment in the Securities or enforcing its rights under the Transaction Documents. The Company and each Buyer confirms that each Buyer has independently participated with the Company and its Subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Securities contemplated hereby was solely in the control of the Company, not the action or decision of any Buyer, and was done solely for the convenience of the Company and its Subsidiaries and not because it was required or requested to do so by any Buyer. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Buyer, solely, and not between the Company, its Subsidiaries and the Buyers collectively and not between and among the Buyers.

[Signature pages follow.]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

OFA GROUP

Name:	Li Hsien “Larry” Wong
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

BUYERS:

[BUYER]

Name:
Title:

Address for Notice to Buyer:

Address for Delivery of Shares to Buyer (if not same as address for notice):

Email:

Initial Preferred Shares: [●]

Initial Purchase Price: [●]

Second Preferred Shares: [●]

Second Purchase Price: [●]

Third Preferred Shares: [●]

Third Purchase Price: [●]

Additional Preferred Shares: [●]

Additional Purchase Price: [●]

[Signature Page to Securities Purchase Agreement]

Exhibit A

Certificate of Designations

[Attached]

Exhibit B

Registration Rights Agreement

[Attached]

Exhibit C

Irrevocable Transfer Agent Instruction Letter

[Attached]

Annex C

OFA GROUP

CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE PREFERRED SHARES

The undersigned, the chairman of the board of directors (the “Board of Directors”, or the “Board”) of OFA Group, incorporated under the laws of the Cayman Islands (the “Company”), does hereby certify that:

FIRST, according to the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company (as amended or restated from time to time, the “Memorandum and Articles”), the authorized share capital of the Company is US$320,000 divided into 320,000,000 comprising of (i) 100,000,000 Class A Ordinary Shares, (ii) 20,000,000 Class B Ordinary Shares; and (iii) 200,000,000 shares of a par value of each US$0.001 each of such class or classes as the Board may determine in accordance with the Memorandum and Articles.

SECOND, according to the Memorandum and Articles, the Board of Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution..

THIRD, according to the Memorandum and Articles, the Board of Directors may issue from time to time, out of the undesignated shares in the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series.

FOURTH, the Board of Directors, pursuant to the authority designated to it under the Memorandum and Articles, has authorized, by unanimous written resolutions of the Board of Directors dated October 29, 2025, the adoption of this Certificate of Designation of Series A Convertible Preferred Shares (this “Certificate of Designations”) to create and issue a new series of convertible preferred shares of the Company with preference, priority, special privilege and other rights provided herein and that 50,000 of the authorized but unissued shares in the authorized share capital of the Company be designated as Series A Convertible Preferred Shares.

NOW, THEREFORE, a new series of preferred shares of the Company shall be created and issued with the rights, preferences and restrictions as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

1)	Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series A Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be fifty thousand (50,000) shares. Each Preferred Share shall have a par value of $0.001 and shall be uncertificated and represented in Book-Entry form unless and until otherwise determined by the Board. Capitalized terms not defined herein shall have the meanings as set forth in Section 31 below.

2)	Ranking. Except (x) as permitted pursuant to Section 15(e) or (y) to the extent that the Required Holders (as defined below) expressly consent to the creation of Parity Shares or Senior Preferred Shares (as defined below) in accordance with Section 18, all classes of shares of the Company shall be junior in rank to the Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior class of shares is referred to herein collectively as “Junior Shares”). The rights of all such shares of capital stock of the Company shall be subject to the rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of holders of at least a majority of the outstanding Preferred Shares (provided that such holders must include Greentree Financial Group, Inc. or its Affiliates (collectively, “Greentree”) for so long as Greentree beneficially owns any of the outstanding Preferred Shares or may be obligated to purchase additional Preferred Shares pursuant to the terms of the Securities Purchase Agreement) (collectively, the “Required Holders”), voting separately as a single class, the Company shall not hereafter authorize or issue any additional or other class shares of shares that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Shares”), (ii) of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Shares”) or (iii) any Junior Stock having a maturity date or which is mandatorily redeemable or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date no Preferred Shares remain outstanding, except, in the case of the foregoing clause (i) and (ii), to the extent permitted pursuant to Section 15(e). In the event of the merger or consolidation of the Company with or into another corporation, so long as any Preferred Shares remain outstanding, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall be consummated if it would result in the Preferred Shares being treated in any manner inconsistently with the foregoing, unless the Company has exercised its right of Company Redemption in full prior to or in connection with such merger or consolidation and actually pays the applicable Company Redemption Price prior to or simultaneously with such merger or consolidation.

3)	Dividends.

a)	From and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), the Preferred Shares shall commence accruing dividends (“Dividends”) at the Dividend Rate computed on the basis of a 360-day year and twelve 30-day months. Dividends shall be payable in arrears on the first Trading Day of each Fiscal Quarter (each, an “Dividend Date”) with the first Dividend Date being the first Trading Day of the initial Fiscal Quarter commencing after the Initial Issuance Date. Dividends shall be payable on each Dividend Date, to each record holder (each, a “Holder”, and collectively, the “Holders”) of Preferred Shares on the applicable Dividend Date, in shares of Ordinary Shares (“Dividend Shares”) so long as no Equity Conditions Failure exists; provided however, that the Company may, at its option following notice to each Holder, capitalize such Dividend by increasing the Stated Value of each Preferred Share on such Dividend Date (“Capitalized Dividend”) or in a combination of a Capitalized Dividend and a payment in Dividend Shares. The Company shall deliver a written notice (each, an “Dividend Election Notice”) to each Holder of the Preferred Shares on or prior to the fifth (5th) Trading Day immediately prior to the applicable Dividend Date (each, an “Dividend Notice Due Date”) (the date such notice is delivered to all of the Holders, the “Dividend Notice Date”) which notice (i) either (A) confirms that Dividend to be paid on such Dividend Date shall be paid entirely in Dividend Shares or (B) elects to effect a Capitalized Dividend or a combination of Capitalized Dividend and a payment in Dividend Shares and specifies the amount of Dividend that shall be a Capitalized Dividend and the amount of Dividend, if any, that shall be paid in Dividend Shares and (ii) to the extent Dividend Shares are being issued, certifies that there has been no Equity Conditions Failure. If an Equity Conditions Failure exists as of the Dividend Notice Date, then unless the Company has elected to effect a Capitalized Dividend, the Dividend Election Notice shall indicate that unless such applicable Holder waives the Equity Conditions Failure, the Dividend shall be effected as a Capitalized Dividend. Notwithstanding anything herein to the contrary, if no Equity Conditions Failure exists as of the Dividend Notice Date, but an Equity Conditions Failure occurs at any time prior to the Dividend Date, (A) the Company shall provide each Holder a subsequent notice to that effect and (B) unless such applicable Holder waives such Equity Conditions Failure, the Dividend shall be paid to such Holder in cash or as a Capitalized Dividend. Dividend to be paid on a Dividend Date in Dividend Shares shall be paid in a number of fully paid and nonassessable shares (rounded to the nearest whole share) of Ordinary Shares equal to the quotient of (1) the amount of Dividend payable on such Dividend Date less any Capitalized Dividend and (2) the Dividend Conversion Price in effect on the applicable Dividend Date.

b)	When any Dividend Shares are to be paid on a Dividend Date to a Holder, the Company shall (i) (A) provided that the Company’s transfer agent (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of Dividend Shares to which such Holder shall be entitled to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Transfer Agent is not participating in FAST, issue and deliver on the applicable Dividend Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Exchange Agreements or to such address as specified by such Holder in writing to the Company at least two (2) Business Days prior to the applicable Dividend Date, a certificate, registered in the name of such Holder or its designee, for the number of Dividend Shares to which such Holder shall be entitled and (ii) with respect to each Dividend Date, increase the Stated Value of the Preferred Shares by the amount of any Capitalized Dividend; provided that in the event of the Conversion Floor Price Condition, on the applicable Dividend Date the Stated Value of the remaining Preferred Shares of such Holder shall automatically increase, pro rata, by the applicable Dividend Floor Amount or, at the Company’s option, the Company shall deliver the applicable Dividend Floor Amount to such applicable Holder on the applicable Dividend Date.

c)	Prior to the payment of Dividends on a Dividend Date, Dividends on the Preferred Shares shall accrue at the Dividend Rate and be payable by way of inclusion of the Dividends in the Conversion Amount on each Conversion Date in accordance with Section 4(b) or upon any redemption in accordance with Section 9 or upon any required payment upon any Bankruptcy Triggering Event. From and after the occurrence and during the continuance of any Triggering Event, the Dividend Rate in effect with respect to such determination shall automatically be increased to the Default Rate. In the event that such Triggering Event is subsequently cured (and no other Triggering Event then exists (including, without limitation, for the Company’s failure to pay such Dividends at the Default Rate on the applicable Dividend Date)), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Dividends as calculated and unpaid at such increased rate during the continuance of such Triggering Event shall continue to apply to the extent relating to the days after the occurrence of such Triggering Event through and including the date of such cure of such Triggering Event.

4)	Conversion. At any time after the Initial Issuance Date, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable shares of Ordinary Shares (as defined below), on the terms and conditions set forth in this Section 4.

a)	Holder’s Conversion Right. Subject to the provisions of Section 4(d) and Section 4(e), at any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any Preferred Shares held by such Holder into validly issued, fully paid and non-assessable shares of Ordinary Shares in accordance with Section 4(c) at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Ordinary Shares upon any conversion. If the issuance would result in the issuance of a fraction of a share of Ordinary Shares, the Company shall round such fraction of a share of Ordinary Shares up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Preferred Shares.

b)	Conversion Rate. The number of shares of Ordinary Shares issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

i)	“Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (A) one hundred ten percent (110%) of the Stated Value thereof plus (B) any Additional Amount thereon as of such date of determination plus (C) any other amounts owed to such Holder pursuant to this Certificate of Designations or the Transaction Documents (as defined in the Securities Purchase Agreement).

ii)	“Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, the lesser of (x) $1.00 (“Fixed Conversion Price”) and (y) 90% of the lowest daily VWAP of the Ordinary Shares during the ten (10) consecutive Trading Day period immediately preceding but not including the Conversion Date (“Variable Conversion Price”).

c)	Mechanics of Conversion. The conversion of each Preferred Share shall be conducted in the following manner:

i)	Optional Conversion. To convert a Preferred Share into shares Ordinary Shares on any date (a “Conversion Date”), a Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York City time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. On or before the second (2nd) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of such Conversion Notice, substantially in the form attached hereto as Exhibit II, to such Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following each date on which the Company has received a Conversion Notice (the “Share Delivery Deadline”), the Company shall: (1) provided that the Transfer Agent is participating in DTC’s Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of shares of Ordinary Shares to which such Holder shall be entitled pursuant to such conversion to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in FAST, upon the request of such Holder, issue and deliver (whether via electronic email or reputable overnight courier) to the address as specified in such Conversion Notice, a Book-Entry statement, registered in the name of such Holder or its designee, for the number of shares of Ordinary Shares to which such Holder shall be entitled. If less than all of the Preferred Shares then held by a Holder are submitted for conversion pursuant to any Conversion Notice, then the Company shall, as soon as practicable and in no event later than three (3) Trading Days after receipt of the applicable Conversion Notice and at its own expense, issue and deliver to such Holder (or its designee) a new Book Entry (in accordance with Section 20(d)) representing the number of Preferred Shares not converted. The Person or Persons entitled to receive the shares of Ordinary Shares issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Ordinary Shares on the Conversion Date.

ii)	Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, if the Transfer Agent is not participating in FAST, to issue and deliver to such Holder (or its designee) a Book-Entry for the number of shares of Ordinary Shares to which such Holder is entitled and register such shares of Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit such Holder’s or its designee’s balance account with DTC for such number of shares of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion of any Conversion Amount (as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to such Holder, such Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, all, or any portion, of such Preferred Shares that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 4(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to such Holder (or its designee) a Book-Entry and register such shares of Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below, and if on or after such Share Delivery Deadline such Holder purchases (in an open market transaction, stock loan or otherwise) shares of Ordinary Shares corresponding to all or any portion of the number of shares of Ordinary Shares issuable upon such conversion that such Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to such Holder, the Company shall, within two (2) Business Days after receipt of such Holder’s request and in such Holder’s discretion, either: (I) pay cash to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of- pocket expenses, if any) for the shares of Ordinary Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such Book-Entry (and to issue such shares of Ordinary Shares) or credit to the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) (and to issue such shares of Ordinary Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to such Holder a Book-Entry representing such shares of Ordinary Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Ordinary Shares multiplied by (y) the lowest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II). Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver a Book-Entry representing shares of Ordinary Shares (or to electronically deliver such shares of Ordinary Shares) upon the conversion of Preferred Shares as required pursuant to the terms hereof.

iii)	Registration; Book-Entry. The Company (or the Transfer Agent, as custodian for the Preferred Shares) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 20, provided that, subject to Section 19, if the Company has granted its consent to an assignment or other transfer (or such consent is not required in accordance with Section 19) and the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Each Holder and the Company shall maintain records showing the Stated Value, Dividends converted and/or paid (as the case may be) and Late Charges converted and/or paid (as the case may be), and the dates of such conversions and/or payments (as the case may be), or shall use such other method, reasonably satisfactory to such Holder and the Company, and if the Company does not update the Register to record such Stated Value, Dividends converted and/or paid (as the case may be) and Late Charges converted and/or paid (as the case may be), and the dates of such conversions and/or payments (as the case may be), within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a Book-Entry, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such Book-Entry may be less than the number of Preferred Shares stated in the most recent Book-Entry statement delivered to the Holder. Each Book-Entry representing Preferred Shares shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS INSTRUMENT SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS INSTRUMENT, INCLUDING SECTION 4(c)(iii) THEREOF.THE NUMBER OF SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS INSTRUMENT MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 4(c)(iii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS INSTRUMENT.

iv)	Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a Holder Pro Rata Amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date. In the event of a dispute as to the number of shares of Ordinary Shares issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of shares of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 25.

d)	Limitation on Beneficial Ownership. The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Ordinary Shares outstanding immediately after giving effect to such conversion; provided, however, that the foregoing limitation shall not apply to any Affiliate Buyer (as defined in the Securities Purchase Agreement). For purposes of the foregoing sentence, the aggregate number of shares of Ordinary Shares beneficially owned by such Holder and the other Attribution Parties shall include the number of shares of Ordinary Shares held by such Holder and all other Attribution Parties plus the number of shares of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude shares of Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred stock or warrants, including the Preferred Shares) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(d). For purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of determining the number of outstanding shares of Ordinary Shares a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding shares of Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, , Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding shares of Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of shares of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder’s beneficial ownership, as determined pursuant to this Section 4(d), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of shares of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of any Holder, the Company shall within one (1) Business Day confirm in writing or by electronic mail to such Holder the number of shares of Ordinary Shares then outstanding. In any case, the number of outstanding shares of Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Ordinary Shares to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, any Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage of such Holder to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and the other Attribution Parties and not to any other Holder that is not an Attribution Party of such Holder. For purposes of clarity, the shares of Ordinary Shares issuable to a Holder pursuant to the terms of this Certificate of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 4(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares; provided, however, that the exclusion of the Affiliate Buyer from the limitation on beneficial ownership shall continue to apply to any Affiliate Buyer and its permitted assigns.

e)	Principal Market Regulation. The Company shall not issue any shares of Ordinary Shares upon conversion of any Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations if the issuance of such shares of Ordinary Shares would exceed the aggregate number of shares of Ordinary Shares which the Company may issue upon conversion of the Preferred Shares without breaching the Company’s obligations under the listing rules of the Principal Market (the number of shares which may be issued without violating such rules, including rules related to the aggregate offerings under NASDAQ Listing Rule 5635(d) and NYSE Listed Company Manual Section 312.03(c), as applicable, the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable listing rules of the Principal Market for issuances of shares of Ordinary Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or such written opinion is obtained, no Holder shall be issued in the aggregate, upon conversion of any Preferred Shares, shares of Ordinary Shares in an amount greater than the product of (i) the Exchange Cap as of the Initial Issuance Date multiplied by (ii) the quotient of (1) the aggregate number of Preferred Shares issued to such Holder on the Initial Issuance Date divided by (2) the aggregate number of Preferred Shares issued to the Holders on the Initial Issuance Date (with respect to each Holder, the “Exchange Cap Allocation”). In the event that any Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, the transferee shall be allocated a pro rata portion of such Holder’s Exchange Cap Allocation with respect to such portion of such Preferred Shares so transferred, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation so allocated to such transferee. Upon conversion in full of a Holder’s Preferred Shares, the difference (if any) between such Holder’s Exchange Cap Allocation and the number of shares of Ordinary Shares actually issued to such Holder upon such Holder’s conversion in full of such Preferred Shares shall be allocated to the respective Exchange Cap Allocations of the remaining Holders of Preferred Shares on a pro rata basis in proportion to the shares of Ordinary Shares underlying the Preferred Shares then held by each such Holder of Preferred Shares.

5)	Triggering Events.

a)	General. Each of the following events shall constitute a “Triggering Event”:

i)	the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five (5) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is fifteen (15) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

ii)	while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

iii)	the suspension from trading or the failure of the Ordinary Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

iv)	the Company’s (A) failure to cure a Conversion Failure (as defined herein) by delivery of the required number of shares of Ordinary Shares within three (3) Trading Days after the applicable Conversion Date or (B) written notice to any Holder of Preferred Shares, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Preferred Shares into shares of Ordinary Shares that is requested in accordance with the provisions of this Certificate of Designations, other than pursuant to Section 4(d), or Section 4(e) hereof;

v)	except to the extent the Company is in compliance with Section 10(b) below, at any time following the tenth (10th) consecutive day that a Holder’s Authorized Share Allocation (as defined in Section 10(a) below) is less than 100% of the number of shares of Ordinary Shares that such Holder would be entitled to receive upon a conversion in full, of all of the Preferred Shares then held by such Holder (assuming conversion at the Floor Price then in effect without regard to any limitations on conversion set forth in this Certificate of Designations);

vi)	the Company’s failure to pay to any Holder any Dividend on any Dividend Date (whether or not declared by the Board);

vii)	the Company’s failure to pay any other amount due in cash when and as due under this Certificate of Designations (including, without limitation, the Company’s failure to pay any Late Charges or other amounts due in cash hereunder), the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, solely to the extent such failure remains uncured for a period of at least five (5) Trading Days;

viii)	the Company fails to deliver the shares of Ordinary Shares issuable upon a conversion of Preferred Shares without a restrictive legend either on any Book-Entry representing such shares of Ordinary Shares or by credit of such shares of Ordinary Shares to such Holder’s or its designee’s balance account with DTC as and when required by this Certificate of Designations, unless otherwise then prohibited by applicable federal securities laws as a result of any action taken by such Holder, and any such failure remains uncured for at least three (3) Trading Days;

ix)	the Company or any of its Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1)	commences a voluntary case or proceeding;

(2)	consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3)	consents to the appointment of a custodian of it or for substantially all of its property;

(4)	makes a general assignment for the benefit of its creditors;

(5)	takes any comparable action under any foreign Bankruptcy Law; or

(6)	generally is not paying its debts as they become due;

x)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1)	is for relief against the Company or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2)	appoints a custodian of the Company or any of its Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;

(3)	orders the winding up or liquidation of the Company or any Significant Subsidiary; or

(4)	grants any similar relief under any foreign Bankruptcy Law,

and, in each case under this subsection (viii), such order or decree remains unstayed and in effect for at least sixty (60) days;

xi)	one or more final and non-appealable judgment being rendered against the Company or any of its Significant Subsidiaries for the payment of at least $3,000,000 in the aggregate (excluding any amounts covered by insurance or bond), where such judgment is not discharged, stayed, vacated or otherwise satisfied within sixty (60) days after (A) the date on which the right to appeal the same has expired, if no such appeal has commenced or (B) the date on which all rights to appeal have been extinguished;

xii)	a default by the Company or any of its Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least $3,000,000 (or its foreign currency equivalent) in the aggregate of the Company or any of its Subsidiaries, whether such indebtedness exists as of the Initial Issuance Date or is thereafter created, where such default: (A) constitutes a failure to pay the principal of, or premium or interest on, any of such indebtedness when due and payable in accordance with its terms, upon required repurchase, upon declaration of acceleration or otherwise, in each case after the expiration of any applicable grace period; or (B) results in such indebtedness becoming or being declared due and payable before its stated maturity;

xiii)	other than as specifically set forth in another clause of this Section 5(a), the Company or any Subsidiary breaches any representation or warranty made by or on behalf of the Company or such Subsidiary in any Transaction Document in any material respect (other than the representations or warranties subject to Material Adverse Effect or materiality, which may not be breached in any respect) or any material covenant or other material term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

xiv)	a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, or (B) as to whether any Triggering Event has occurred;

xv)	any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15(e) of this Certificate of Designations; or

xvi)	any material provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company, or the validity or enforceability thereof shall be contested, directly or indirectly, by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof or the Company or any of its Subsidiaries shall deny in writing that it has any liability or obligation purported to be created under one or more Transaction Documents, except resulting from the satisfaction of the obligations under such Transaction Document or resulting from the application of applicable law.

b)	Notice of a Triggering Event. Within one (1) Business Day after the occurrence of a Triggering Event, the Company shall deliver written notice thereof via electronic mail (a “Triggering Event Notice”) to each Holder.

6)	Rights Upon Fundamental Transactions.

a)	Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) (x) the Successor Entity or its Parent Entity (in which case, all subsequent references to “Successor Entity” in this paragraph shall be deemed to refer to such Parent Entity) assumes in writing all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents in accordance with the provisions of this Section 6(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction (such approval not to be unreasonably withheld, conditioned or delayed), including agreements to deliver to each Holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders and (y) the Successor Entity is a publicly traded corporation whose shares of common stock are quoted on or listed for trading on an Eligible Market or (ii) the Company exercises its right of Company Redemption in full effective upon the consummation of such Fundamental Transaction. Except in the case of the foregoing clause (ii), upon the occurrence of any Fundamental Transaction, (A) the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein, and (B) the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Ordinary Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 7 and 15, which shall continue to be receivable thereafter)) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction at the Conversion Price in effect at such time (without regard to any limitations on the conversion of the Preferred Shares contained in this Certificate of Designations), as adjusted in accordance with the provisions of this Certificate of Designations. Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 6(a) to permit the Fundamental Transaction without the assumption of the Preferred Shares. The provisions of this Section 6 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Preferred Shares.

7)	Rights Upon Issuance of Purchase Rights and Other Corporate Events.

a)	Purchase Rights. In addition to any adjustments pursuant to Section 8 and Section 15 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of Ordinary Shares (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Ordinary Shares acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that all the Preferred Shares were converted at the Conversion Price as of the applicable record date) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights, provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

b)	Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for shares of Ordinary Shares a “Corporate Event”), except to the extent the Company exercises its right of Company Redemption effective upon the consummation of such Fundamental Transaction, the Company shall make appropriate provision to ensure that each Holder will thereafter have the right, at such Holder’s option, to receive upon a conversion of all the Preferred Shares held by such Holder (i) such securities or other assets to which such Holder would have been entitled with respect to the shares of Ordinary Shares receivable upon such conversion had such shares of Ordinary Shares held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares set forth in this Certificate of Designations) or (ii) in lieu of the shares of Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate in effect at such time. Provision made pursuant the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section 7 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion of the Preferred Shares set forth in this Certificate of Designations.

8)	Rights Upon Issuance of Other Securities.

a)	Adjustment of Conversion Price upon Issuance of Ordinary Shares. If and whenever on or after the Effective Date (as defined in the Securities Purchase Agreement), the Company grants, issues or sells (or enters into any agreement to grant, issue or sell), or in accordance with this Section 8(a) is deemed to have granted, issued or sold, any shares of Ordinary Shares (including the granting, issuance or sale of shares of Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities granted, issued or sold or deemed to have been granted, issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Conversion Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 8(a)), the following shall be applicable:

i)	Issuance of Options. If the Company in any manner grants, issues or sells (or enters into any agreement to grant, issue or sell) any Options and the lowest price per share for which one share of Ordinary Shares is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance or sale of such Option for such price per share. For purposes of this Section 8(a)(i), the “lowest price per share for which one share of Ordinary Shares is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one share of Ordinary Shares is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one share of Ordinary Shares upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration (including, without limitation, consideration consisting of cash, debt forgiveness, assets or any other property) received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Ordinary Shares or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such shares of Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

ii)	Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 8(a)(ii), the “lowest price per share for which one share of Ordinary Shares is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Ordinary Shares upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one share of Ordinary Shares is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one share of Ordinary Shares upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable (including, without limitation, any consideration consisting of cash, debt forgiveness, assets or other property) by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 8(a), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

iii)	Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Ordinary Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 8(a) below), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 8(a)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Exchange Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

iv)	Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Required Holders, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities” and together with the Primary Security, each a “Unit”), together comprising one integrated transaction (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other and/or (C) are consummated under the same plan of financing), the aggregate consideration per share of Ordinary Shares with respect to such Primary Security shall be deemed to be the lowest of (x) the purchase price of such Unit, (y) if such Primary Security is an Option and/or Convertible Security, the lowest price per share for which one share of Ordinary Shares is at any time issuable upon the exercise or conversion of the Primary Security and (z) the lowest VWAP on any Trading Day during the five (5) Trading Day period (the “Adjustment Period”) immediately following the public announcement of such Dilutive Issuance (for the avoidance of doubt, if such public announcement is released prior to the opening of the applicable Trading Market on a Trading Day, such Trading Day shall be the first Trading Day in such five Trading Day period and if any Preferred Shares are converted, on any given Conversion Date during any such Adjustment Period, solely with respect to such Preferred Shares converted on such applicable Conversion Date, such applicable Adjustment Period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Conversion Date). If any shares of Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any shares of Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Ordinary Shares, Options or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

v)	Record Date. If the Company takes a record of the holders of shares of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

b)	Adjustment of Fixed Conversion Price upon Subdivision or Combination of Ordinary Shares. Without limiting any provision of Section 7, if the Company at any time on or after the Effective Date effects (by any share division, share consolidation, recapitalization or other similar transaction) its outstanding shares of Ordinary Shares into a greater number of shares, the Fixed Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 7, if the Company at any time on or after the Effective Date effects (by any share division, share consolidation, recapitalization or other similar transaction) its outstanding shares of Ordinary Shares into a smaller number of shares, the Fixed Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8(b) shall become effective immediately after the effective time of such division or consolidation.

c)	Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 8(c) and Section 15(h), if, notwithstanding the provisions of Section 15(h), the Company in any manner issues or sells or enters into (whether initially or pursuant to any subsequent amendment thereof) any agreement to issue or sell, any Ordinary Shares, Options or Convertible Securities (any such securities, “Variable Price Securities”) after the Effective Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for shares of Ordinary Shares at a price which varies or may vary with the market price of the shares of Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of (i) Excluded Securities and (ii) such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), including, but not limited to, an equity line of credit or an “at-the-market” facility, whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled, the Company shall provide written notice thereof via electronic mail and overnight courier to each Holder on the date of such agreement and/or the issuance of such shares of Ordinary Shares, Convertible Securities or Options, as applicable. From and after the date the Company enters into such agreement or issues any such Variable Price Securities, each Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Preferred Shares by designating in the Conversion Notice delivered upon any conversion of Preferred Shares that solely for purposes of such conversion such Holder is relying on the Variable Price rather than the Conversion Price then in effect, provided that the Variable Price shall not be lower than the Floor Price. A Holder’s election to rely on a Variable Price for a particular conversion of Preferred Shares shall not obligate such Holder to rely on a Variable Price for any future conversions of Preferred Shares. Notwithstanding anything to the contrary herein, this Section 8(c) will not prohibit the Company from issuing, selling or entering into any agreement (whether initially or pursuant to any subsequent amendment thereof) or arrangement to issue or sell any of the following securities pursuant to any of the following transaction structures (collectively, “Permitted Variable Price Securities”): (A) shares of Ordinary Shares issued and sold pursuant to the ELOC; or (B) the making of payments to customers, vendors or suppliers in the ordinary course of business consistent with past practice consisting of, or the consideration for which consists of, securities subject to a Variable Price.

d)	Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

e)	Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time any Preferred Shares remain outstanding, with the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

9)	Non-circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Ordinary Shares receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Ordinary Shares upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein). Notwithstanding anything herein to the contrary, if after the Shareholder Meeting Deadline (as defined in the Securities Purchase Agreement), each Holder is not permitted to convert such Holder’s Preferred Shares in full for any reason (other than pursuant to restrictions set forth in Section 4(d) or Section 4(e) hereof), the Company shall use its reasonable best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to effect such conversion into shares of Ordinary Shares.

10)	Authorized Shares.

a)	Reservation. So long as any Preferred Shares remain outstanding, the Company shall at all times reserve out of its authorized and unissued Ordinary Shares a number of shares of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on conversions) and (ii) 100% of the aggregate number of shares of Ordinary Shares that would be issuable as Dividend Shares for the payment of twelve (12) months of Dividends on the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on conversions set forth herein) (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Initial Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any shares of Ordinary Shares reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.

b)	Insufficient Authorized Shares. If, notwithstanding Section 10(a) and not in limitation thereof, at any time while any of the Preferred Shares remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Ordinary Shares to satisfy its obligation to reserve for issuance upon conversion of the Preferred Shares at least a number of shares of Ordinary Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Preferred Shares then outstanding (or deemed outstanding pursuant to Section 10(a) above). Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Ordinary Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders’ approval of such increase in authorized shares of Ordinary Shares and to cause the Board to recommend to the shareholders that they approve such proposal. Nothing contained in Section 10(a) or this Section 10(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

11)	Redemption at the Option of the Company.

a)	At any time, other than following the occurrence of a Triggering Event, so long as the Equity Conditions are satisfied on the date on which the Company provides the Notice of Company Optional Redemption to the Holders and on each Trading Day during the Company Optional Redemption Notice Period prior to the Company Optional Redemption Date, the Company shall have the right to redeem, all or some, of the Preferred Shares outstanding at such time (the “Company Optional Redemption”) at a redemption price equal to 120% of the Conversion Amount of the Preferred Shares being redeemed (such price, the “Company Optional Redemption Price”). Notwithstanding the foregoing, the Company will not exercise its rights to Company Optional Redemption, or otherwise send a Notice of Company Optional Redemption unless the Company has sufficient funds legally available to fully pay the Company Optional Redemption Price in respect of all Preferred Shares called for Company Optional Redemption. The Company Optional Redemption Price shall be payable in cash.

b)	If the Company elects to effect a Company Optional Redemption, the Company shall send to the Holders a written notice (i) notifying the Holders of the election of the Company to redeem all or the applicable part of the Preferred Shares and the date set for redemption (the “Company Optional Redemption Date”), (ii) the Conversion Amount subject to the Company Optional Redemption (the “Company Optional Redemption Amount”), (iii) stating the place or places at which the Preferred Shares shall be redeemed (and other instructions a Holder must follow to receive payment), and (iv) stating the Company Optional Redemption Price therefor (such notice, a “Notice of Company Optional Redemption”). The Company Optional Redemption Date selected by the Company shall be no less than thirty (30) Trading Days and no more than sixty-five (65) Trading Days after the date on which the Company provides the Notice of Company Optional Redemption to the Holders (such period, “Company Optional Redemption Notice Period”). In the case of a partial redemption, then (x) the Preferred Shares to be redeemed will be selected pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Company Optional Redemption Date and (y) all Conversion Amounts converted by the Holder after the date of the Notice of Company Optional Redemption shall reduce the Company Optional Redemption Amount required to be redeemed on the Company Optional Redemption Date.

c)	In connection with any Fundamental Transaction, the Company shall have the right to redeem all, and not less than all, of the Preferred Shares then outstanding (the “Company Fundamental Transaction Redemption” and, together with a Company Optional Redemption, a “Company Redemption”) at a redemption price equal to the Conversion Amount of the Preferred Shares being redeemed multiplied by the Conversion Premium (such price, the “Company Fundamental Transaction Redemption Price” and, together with the Company Optional Redemption Price, the “Company Redemption Price”), by delivering to the Holders a written notice of such redemption (a “Notice of Company Fundamental Transaction Redemption” and, together with a Notice of Company Optional Redemption, a “Notice of Company Redemption”) not less than twenty (20) Trading Days prior to the consummation of such Fundamental Transaction (or such shorter time as may be agreed by the Required Holders), which Company Fundamental Transaction Redemption shall be effected at the later of (x) substantially concurrently with the consummation of such Fundamental Transaction and (y) following the repayment in full of the First Lien Notes and the Second Lien Notes in connection with or subsequent to such Fundamental Transaction (the date of such redemption, the “Company Fundamental Transaction Redemption Date” and, together with the Company Optional Redemption Date, the “Company Redemption Date”; and such period, the “Company Fundamental Transaction Redemption Notice Period” and, together with the Company Optional Redemption Notice Period, the “Company Redemption Notice Period”). The Company Fundamental Transaction Redemption Price shall be payable in cash.

d)	For the avoidance of doubt, the Holder may convert Preferred Shares, at any time and from time to time during or after a Company Redemption Notice Period until the Company actually pays the Company Redemption Price to the Holder; provided that, if any Conversion Notice relating to Preferred Shares subject to such Company Redemption is received after the taking of a record of Holders for purposes of such Company Redemption (which, for purposes hereof, shall be deemed to occur at 5:00 p.m., New York City time, on the Business Day immediately before the applicable Company Redemption Date), then, solely for purposes of such conversion, such Conversion Notice shall be deemed withdrawn if the Company actually pays the Company Redemption Price to such Holder for such Preferred Shares on the Company Redemption Date and no Conversion Failure will be deemed to have occurred with respect to such Conversion Amount. With respect to any portion of the Conversion Amount of the Preferred Shares which have not been converted by a Holder prior to the applicable Company Redemption Date and have been specified to be redeemed by the Company pursuant to the Company Redemption and which have been redeemed in accordance with the provisions of this Section 11, (i) Dividends, if any, shall cease to accrue on such Preferred Shares, (ii) such Preferred Shares shall no longer be deemed outstanding and (iii) all rights with respect to such Preferred Shares shall cease and terminate.

e)	Any such Notice of Company Redemption given in accordance with the provisions of this Section 11 may, at the Company’s discretion, be given prior to the completion of a transaction (including a Fundamental Transaction or other transaction) and be subject to the satisfaction (or waiver by the Company) of one or more conditions precedent, including, but not limited to, completion of a related transaction. If such Company Redemption is so subject to satisfaction of one or more conditions precedent, such Notice of Company Redemption shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the applicable Company Redemption Date may be delayed until such time (including more than 65 Trading Days after the date the Notice of Company Redemption was delivered) as any or all such conditions shall be satisfied (or waived by the Company), or such Company Redemption may not occur and such Notice of Company Redemption may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company) by such Company Redemption Date, or by such Company Redemption Date as so delayed. In addition, the Company may provide in such Notice of Company Redemption that payment of the Company Redemption Price and performance of the Company’s obligations with respect to such Company Redemption may be performed by another Person. If any such condition precedent has not been satisfied (or waived by the Company), the Company shall provide written notice to the Holders no later than the close of business on the third (3rd) Business Day prior to the applicable Company Redemption Date. To the extent any such condition precedent is satisfied (or waived by the Company) prior to the Company Redemption Date, the Company shall promptly provide written notice to the Holders of the completion of the conditions precedent. Upon the Company providing such written notice to the Holders, the Notice of Company Redemption shall be rescinded or delayed, and the Company Redemption of the Preferred Shares shall be rescinded or delayed, in each case, as provided in such Notice of Company Redemption.

f)	To the extent applicable, the Company will comply, in all material respects, with all federal and state securities laws in connection with a Company Redemption (including complying with Rules 13e-4 and 14e-1 under the 1934 Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Company Redemption in the manner set forth in this Section 11; provided, however, that, to the extent that the Company’s obligations pursuant to this Section 11 conflict with any law or regulation that is applicable to the Company and enacted after the Effective Date, the Company’s compliance with such law or regulation will not be considered to be a Triggering Event.

12)	Redemption at the Option of the Holder.

a)	Holder Optional Redemption upon Triggering Event. At any time following the occurrence of a Triggering Event that has not been cured within ten (10) Trading Days after written notice thereof has been delivered by any Holder to the Company (the “Holder Redemption Notice”), such Holder shall have the right, in its sole discretion, to require the Company to redeem all or any portion of the Preferred Shares then held by such Holder (a “Holder Optional Redemption”) at a redemption price equal to one hundred ten percent (110%) of the Conversion Amount of the Preferred Shares being redeemed (the “Holder Redemption Price”).

b)	Notice of Redemption; Cure Opportunity. If a Triggering Event occurs, the Holder may deliver to the Company a Holder Redemption Notice, which shall (i) describe in reasonable detail the Triggering Event relied upon, (ii) specify the number of Preferred Shares to be redeemed, and (iii) designate the proposed date of redemption, which shall be no earlier than ten (10) Trading Days following delivery of the Holder Redemption Notice (the “Holder Redemption Date”). If the Company cures the applicable Triggering Event within such ten (10) Trading Day period, the Holder Redemption Notice shall be deemed automatically withdrawn with respect to such Triggering Event. If the Company fails to cure such Triggering Event within such period, the redemption shall become immediately due and payable on the Holder Redemption Date.

c)	Payment of Redemption Price. On or prior to the Holder Redemption Date, the Company shall pay the Holder Redemption Price to the applicable Holder by wire transfer of immediately available funds in accordance with the Holder’s written instructions. Upon the Company’s payment in full of the Holder Redemption Price for any Preferred Shares redeemed pursuant to this Section 12, (i) such Preferred Shares shall no longer be deemed outstanding, (ii) all rights with respect to such Preferred Shares shall cease and terminate, and (iii) Dividends, if any, shall cease to accrue thereon.

d)	Holder Conversion Rights. For the avoidance of doubt, the Holder may, at any time and from time to time prior to the Company’s payment of the Holder Redemption Price, elect to convert all or any portion of the Preferred Shares subject to redemption in accordance with Section 6 hereof; provided, however, that if the Company actually pays the Holder Redemption Price for any such Preferred Shares, any Conversion Notice delivered thereafter with respect to such Preferred Shares shall be deemed withdrawn solely as to such shares.

e)	Partial Redemptions. A Holder Optional Redemption may be exercised with respect to all or any portion of the Preferred Shares held by a Holder, and redemptions shall be effected pro rata among the Preferred Shares so designated for redemption by such Holder in its Holder Redemption Notice.

13)	[Reserved]

14)	Voting Rights. The holders of the Preferred Shares shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of share of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Ordinary Shares, except as provided in this Section 16 and Section 20 or as otherwise required by law. To the extent that under law the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the Preferred Shares, voting together in the aggregate and not in separate series unless required under the law, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the law), voting together in the aggregate and not in separate series unless required under the law, shall constitute the approval of such action by both the class or the series, as applicable. Holders of the Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company’s Memorandum and Articles of Association and law.

15)	Covenants. For so long as any Preferred Shares are outstanding and/or issuable pursuant to the terms of the Securities Purchase Agreement, without the prior written consent of the Required Holders:

a)	Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than Permitted Indebtedness).

b)	Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”).

c)	Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its shares (other than as required by this Certificate of Designations or permitted under the First Lien Indenture or the Second Lien Indenture).

d)	Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary; provided, however, that the Company shall not be required to preserve any such corporate existence of any of its Subsidiaries if, in the judgment of the Company, the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and all material assets of any such Subsidiaries have been assigned to the Company or another Subsidiary, in each case where such restructuring does not have a material impact on the Company’s ability to comply with the provisions hereof.

e)	Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the Required Holders, (i) issue any Preferred Shares (other than as contemplated by the Securities Purchase Agreement and this Certificate of Designations), (ii) issue any other securities that would cause a breach or default under this Certificate of Designations or (iii) other than where the use of proceeds are used to (x) redeem the Preferred Shares in full or (y) refinance the Company or its Subsidiary’s Indebtedness existing as of the Effective Date, create, or authorize the creation of, any additional class or series of shares of the Company (or any security convertible into or exercisable for any such class or series of shares of the Company) or issue or sell, or obligate itself to issue or sell, any securities of the Company (or any security convertible into or exercisable for any such class or series of shares of the Company) that ranks on par or superior (except in the case of clause (y), in which case such securities may only rank par or junior) to the Preferred Shares as to dividends, distributions and payments upon the liquidation, dissolution or winding up of the Company or as to redemption or repurchase rights.

f)	Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Certificate of Designations; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holders by this Certificate of Designations, but will suffer and permit the execution of every such power as though no such law has been enacted.

g)	Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

h)	Variable Rate Transaction. Neither the Company nor its Subsidiaries will be party to, enter into, effect or consummate any Variable Rate Transaction or enter into any agreement to effect or consummate any Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Ordinary Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights), provided, however, (i) shares of Ordinary Shares issued and sold pursuant to the ELOC; (ii) the issuance of Excluded Securities; and (iii) the making of payments to customers, vendors or suppliers in the ordinary course of business consistent with past practice consisting of, or the consideration for which consists of, securities subject to a Variable Price, in each case, shall not be deemed a Variable Rate Transaction for purposes of this Section 15(h).

i)	Organizational Documents. The Company shall not amend, alter, modify, or repeal its Memorandum and Articles of Association including the adoption or amendment of any Certificate of Designation or similar document, in each case, in any manner that materially adversely affects the rights of any of the Holders of the Preferred Shares.

j)	Agreement. The Company shall not enter into any agreement which would substantially impair its obligations under this Certificate of Designations or any other Transaction Document.

k)	Independent Investigation. At the request of any Holder holding not less than $2.0 million in Stated Value of Preferred Shares either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or (z) at any time such Holder reasonably believes a Triggering Event may have occurred or be continuing, the Company will permit an independent, reputable investment bank selected by the Company and approved by such Holder (such approval not to be unreasonably withheld) to investigate, at the Company’s expense, as to whether any breach of the Certificate of Designations has occurred (the “Independent Investigator”); provided that, absent the occurrence and continuance of a Triggering Event, no more than two (2) such investigations shall be permitted in any fiscal year. If the Independent Investigator determines that such breach of the Certificate of Designations has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each Holder of such breach. In connection with such investigation, the Independent Investigator may, upon reasonable notice and at such reasonable times during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request; provided that, prior to being permitted to engage in any such visitation, inspection or access rights provided for under this Section 15(k), such Independent Investigator shall have executed a standard confidentiality agreement in favor of the Company on customary terms reasonably satisfactory to the Company. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

16) Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any shares of Junior Shares, but pari passu with any Parity Shares then outstanding, an amount per Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Preferred Share into Ordinary Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Shares, if any, then each Holder and each holder of Parity Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Shares as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Shares. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 16. All the preferential amounts to be paid to the Holders under this Section 16 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Shares in connection with a Liquidation Event as to which this Section 16 applies.

17)	Distribution of Assets. In addition to any adjustments pursuant to Section 7(a) and Section 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Ordinary Shares, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of shares of Ordinary Shares acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that the Preferred Share was converted at the current Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to the extent of any such excess over the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Ordinary Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

18)	[Reserved]

19)	[Reserved]

20)	Reissuance of Book-Entries.

a)	Transfer. If any Preferred Shares are to be transferred, the applicable Holder shall provide written notice of such transfer to the Company and surrender the applicable Preferred Shares represented by Book-Entry to the Company by written instruction letter, whereupon the Company will forthwith issue and deliver upon the order of such Holder evidence of the transfer of such Book-Entry, registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Book-Entry (in accordance with Section 20(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred. Such Holder and any assignee, by acceptance of the evidence of Book-Entry issuance acknowledge and agree that, by reason of the provisions of Section 4(c)(i) following conversion of any of the Preferred Shares, the outstanding number of Preferred Shares represented by the Book-Entry may be less than the number of Preferred Shares stated in such Book-Entry.

b)	[Reserved].

c)	Book-Entries Exchangeable for Different Denominations. Each Book-Entry may be split by the applicable Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 20(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry will represent such portion of such outstanding number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

d)	Issuance of New Book-Entry. Whenever the Company is required to issue a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Book-Entry (i) shall represent, as indicated in such Book-Entry the number of Preferred Shares remaining outstanding which, when added to the number of Preferred Shares represented by the other new Book-Entry issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Book-Entry immediately prior to such issuance of new Book-Entry, and (ii) shall have an issuance date, as indicated in such new Book-Entry, which is the same as the issuance date of such original Book-Entry.

21)	Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of a Holder at law or equity or under this Certificate of Designations or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a Holder that is reasonably requested in writing by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations; provided that, to the extent the Company indicates to such Holder that the requested information or documentation may contain material non-public information, such information or documentation will not be provided to such Holder without such Holder’s express prior written consent.

22)	Payment of Collection, Enforcement and Other Costs. If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs reasonably incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

23)	Construction; Headings. This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.

24)	Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 24 shall permit any waiver of any provision of Section 4(d).

25)	Dispute Resolution.

a)	Submission to Dispute Resolution.

i)	In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate, at any time after the tenth (10th) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder and the Company may select an independent, reputable investment bank mutually agreeable in good faith to them to resolve such dispute.

ii)	Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 25 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such investment bank was selected (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

iii)	The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

b)	Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 25 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) within the meaning of Chapter 682 of the Florida Statutes (the “Florida Arbitration Code”), and that any Holder is authorized to apply for an order to compel arbitration pursuant to Section 682.03 of the Florida Statutes in order to compel compliance with this Section 25, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (B) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, and (C) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security, (iii) the terms of this Certificate of Designations and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iv) the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 25 to any state or federal court sitting in [insert] in lieu of utilizing the procedures set forth in this Section 25 and (v) nothing in this Section 25 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 25).

26)	Notices; Currency; Payments.

a)	Notices. The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor; provided that the Company shall not be required to provide any such notice in connection with (x) a Conversion Notice except as set forth in Section 4 or (y) transfers of any Book-Entry except as set forth in Section 20. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of all or substantially all shares of Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or simultaneously with such notice being provided to such Holder by issuance of press release or the filing of Form 6-K with the SEC. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

b)	Currency. All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all dollar amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

c)	Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount due under the Transaction Documents in cash which is not paid when due (except to the extent such amount is simultaneously accruing Dividends) shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of fifteen percent (15%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

27)	Waiver of Notice. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Securities Purchase Agreement.

28)	Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Delaware,[1] without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 25 above, the Company and each Holder (by acceptance of its Preferred Shares) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Fort Lauderdale, Florida for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 25 above. THE COMPANY AND EACH HOLDER (BY ACCEPTANCE OF ITS PREFERRED SHARES) HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

1 To be confirmed by the parties.

29)	Judgment Currency.

a)	If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

i)	the date actual payment of the amount due, in the case of any proceeding in the courts of Florida or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

ii)	the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

b)	If in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

c)	Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

30)	Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

31)	Maximum Payments. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.

32)	Shareholder Matters; Amendment.

a)	[Reserved].

b)	Amendment. Except for Section 4(d), which may not be amended or waived hereunder, this Certificate of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the Companies Act (as revised) of the Cayman Islands, of the Required Holders, voting separate as a single class, and with such other shareholder approval, if any, as may then be required pursuant to the Companies Act (as revised) of the Cayman Islands and the Memorandum and Articles of Association.

33)	Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

a)	“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

b)	“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

c)	“Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all unpaid Dividends that have accrued on such Preferred Share and any other unpaid amounts then due and payable hereunder with respect to such Preferred Share.

d)	“Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

e)	“Affiliated Party” means, with respect to any natural person, (i) any company, partnership, trust or other entity for which such natural person (or such natural person’s estate) has dispositive or voting power with respect to the equity securities of the Company held by such company, partnership, trust or other entity; (ii) any trust the beneficiaries of which consist solely of such natural person, any Family Member of such natural person or any person described in clause (i); (iii) the trustees, legal representatives, beneficiaries or beneficial owners (in each case, solely in such capacity and not in their individual or other capacities) of any such company, partnership, trust or other entity referred to in clause (i) or (ii); (iv) the estate of such natural person (it being understood, for the avoidance of doubt, that this clause (iv) will not include any person to whom any securities are transferred from any such estate); and (v) the Family Members of such natural person.

f)	“Approved Incentive Plan” means any employee benefit plan which has been approved by the Board prior to or subsequent to the Effective Date pursuant to which shares of Ordinary Shares and options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for shares of Ordinary Shares may be issued to any employee, officer, consultant, director or other service provider of the Company or any of its Subsidiaries for services provided to the Company or any of its Subsidiaries in their capacity as such.

g)	“Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

h)	“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

i)	“Bloomberg” means Bloomberg, L.P.

j)	“Book-Entry” means each entry on the Register evidencing one or more shares of Preferred Shares or Ordinary Shares held by a Holder.

k)	“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

l)	“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be), then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

m)	“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

n)	“Conversion Premium” means 110%.

o)	“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Ordinary Shares.

p)	“Current Subsidiary” means any Person in which the Company on the Effective Date, directly or indirectly, (i) owns more than fifty percent (50%) of the outstanding voting power of the capital stock or equity or similar interests of such Person entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such Person; or (ii) controls the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”. For purposes of this definition, “control” means the power to direct the management and the policies of such Person, whether through the ownership of voting capital, by contract or otherwise.

q)	“Default Rate” means, as applicable, (i) with respect to any payments of any Dividends hereunder fifteen percent (15%) per annum.

r)	“Dividend Conversion Price” means, with respect to any given Dividend Date, that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Dividend Date, (ii) the greater of (x) the Floor Price and (y) 90% of the lowest VWAP of the Ordinary Shares during the five (5) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Dividend Date (such period, the “Dividend Conversion Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Ordinary Shares during such Dividend Conversion Measuring Period.

s)	“Dividend Floor Amount” means an amount equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Ordinary Shares trades at on the Trading Day immediately preceding the relevant Dividend Date and (II) the applicable Dividend Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Ordinary Shares delivered (or to be delivered) to such Holder on the applicable Share Delivery Deadline with respect to such Dividend Date from (II) the quotient obtained by dividing (x) the applicable aggregate amount of such Dividend, by (y) the applicable Dividend Conversion Price without giving effect to clause (x) of such definition.

t)	“Dividend Rate” means twelve percent (12%) per annum.

u)	“Effective Date” means October 29, 2025.

v)	“Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, or, in each case, any successor thereto.

w)	“ELOC” means the Company’s “at the market” facility with Atsion Opportunity Fund for the issuances and sale of up to (but no more than) $100,000,000 of Ordinary Shares at a discount from market prices from time to time.

x)	“Equity Conditions” means, with respect to a given date or period of determination: (i) on each day during the period beginning thirty (30) Trading Days prior to such applicable date of determination and ending on and including such applicable date of determination (the “Equity Conditions Measuring Period”), all shares of Ordinary Shares issuable upon conversion of the Preferred Shares shall be eligible to be resold by the Holders without restriction or any legend under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Preferred Shares); (ii) the Ordinary Shares (including all shares of Ordinary Shares issued or issuable upon conversion of the Preferred Shares) is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on such Eligible Market nor shall delisting or suspension by such Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of such Eligible Market; (iii) the Company shall have delivered all shares of Ordinary Shares issuable upon conversion of the Preferred Shares on a timely basis as set forth in Section 4 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Ordinary Shares to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 4(d), or Section 4(e) hereof; (v) any shares of Ordinary Shares to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Ordinary Shares is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) none of the Holders shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measurement Period, the Company otherwise shall have been substantially in compliance with, and shall not have breached in any material respect any representation or warranty (other than representations or warranties subject to Material Adverse Effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document in any material respect, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured as of or after the date that is ten (10) Trading Days prior to the applicable date of determination; (ix) there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (x) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Reserve Amount of shares of Ordinary Shares are available under the Memorandum and Articles of Association of the Company and reserved by the Company to be issued pursuant to this Certificate of Designations and (B) all shares of Ordinary Shares to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xi) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist a Triggering Event or an event that with the passage of time or giving of notice would constitute a Triggering Event; or (xii) the shares of Ordinary Shares issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

y)	“Equity Conditions Failure” means on the date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

z)	“Excluded Securities” means (i) shares of Ordinary Shares or options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for shares of Ordinary Shares issued or issuable to directors, consultants, officers, employees or other service providers of the Company or any of its Subsidiaries for services rendered to the Company or any of its Subsidiaries in their capacity as such pursuant to an Approved Incentive Plan (as defined above), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects any of the Holders; (ii) Convertible Securities and/or shares of Ordinary Shares issued or issuable upon the conversion or exercise of Convertible Securities (other than options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for shares of Ordinary Shares issued or issuable pursuant to an Approved Incentive Plan that are covered by clause (i) above) issued prior to the Effective Date; (iii) the shares of Ordinary Shares issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations; provided, that the terms of this Certificate of Designations are not amended, modified or changed on or after the Effective Date (other than antidilution adjustments pursuant to the terms hereof in effect as of the Effective Date); (iv) Permitted Variable Price Securities; and (v) securities issued as consideration for the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or bona fide joint venture agreement, provided that such issuance is approved by the majority of the disinterested directors of the Company.

aa)	“Family Member” means, with respect to any individual, any other individual having a relationship by blood (to the second degree of consanguinity), marriage (including former spouses), domestic partnership (including former domestic partners) or adoption to such individual.

bb)	“Floor Price” means $0.20; provided that, if on any seven-month anniversary of the Initial Issuance Date (each a “Reset Date”), the Floor Price then in effect is greater than the Closing Bid Price of the Ordinary Shares as of such applicable Reset Date (each, a “Reset Price”), immediately after the close of the Principal Market on such applicable Reset Date the Floor Price shall automatically lower to such applicable Reset Price.

cc)	“Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, unless, solely for purposes of Section 11 and Section 13 and clause (vi) of the definition of “Equity Conditions,” the holders of Ordinary Shares of the Company immediately prior to such consolidation or merger continue to hold at least 50% of the aggregate ordinary voting power represented by the Ordinary Shares of the Company (or the surviving or acquiring entity), or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to one or more Subject Entities, other than solely to one or more of the Company’s wholly owned Subsidiaries, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Ordinary Shares, (y) 50% of the outstanding shares of Ordinary Shares calculated as if any shares of Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding, or (z) such number of shares of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Ordinary Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, in any transaction or series of related transactions, acquire, either (x) at least 50% of the outstanding shares of Ordinary Shares, (y) at least 50% of the outstanding shares of Ordinary Shares calculated as if any shares of Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of shares of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, unless, solely for purposes of Section 11 and Section 13 and clause (vi) of the definition of “Equity Conditions,” the holders of Ordinary Shares of the Company immediately prior to such reorganization, recapitalization or reclassification continue to hold at least 50% of the aggregate ordinary voting power represented by the Ordinary Shares of the Company (or the surviving entity), (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate, other than the Company or its wholly owned Subsidiaries, or their respective employee benefit plans, or any Permitted Party, to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of C Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Ordinary Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

dd)	“Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

ee)	“Holder Pro Rata Amount” means, with respect to any Holder, a fraction (i) the numerator of which is the number of Preferred Shares issued to such Holder pursuant to the Securities Purchase Agreement on the Initial Issuance Date and (ii) the denominator of which is the number of Preferred Shares issued to all Holders pursuant to the Securities Purchase Agreement on the Initial Issuance Date.

ff)	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and as in effect from time to time, including all applicable interpretations, amendments, and revisions thereof issued by the IASB (or any successor body thereto).

gg)	“Indebtedness” of any Person means, without duplication (A) all obligations of such Person for borrowed money, (B) all obligations of such Person issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with IFRS (other than trade payables or accrued expenses entered into in the ordinary course of business consistent with past practice, payroll liabilities and deferred compensation and severance, pension, health and welfare retirement and equivalent benefits to current or former employees, directors or managers of such Person and its subsidiaries), (C) all reimbursement or payment obligations of such Person with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations of such Person under any leasing or similar arrangement which, in connection with IFRS, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, deed of trust, lien, pledge, charge, security interest or other encumbrance of any nature whatsoever in or upon any property or assets (including accounts and contract rights) with respect to any asset or property owned by such Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

hh)	“Initial Issuance Date” means the date Preferred Shares are first issued pursuant to the Securities Purchase Agreement.

ii)	“Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

jj)	“Material Adverse Effect” means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, if any, individually or taken as a whole, or on the transactions contemplated hereby or on the other Exchange Documents, or by the agreements and instruments to be entered into in connection therewith or on the authority or ability of the Company to perform its obligations under the Exchange Documents.

kk)	“New Subsidiary” means, as of any date of determination, any Person in which the Company after the Effective Date, directly or indirectly, (i) owns or acquires more than fifty percent (50%) of the outstanding voting power of the capital stock or equity or similar interests of such Person entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such Person; or (ii) controls the business, operations or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries.” For purposes of this definition, “control” means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

ll)	“Options” means any rights, warrants or options to subscribe for or purchase shares of Ordinary Shares or Convertible Securities.

mm)	“Ordinary Shares” means (i) the Company’s shares of Class A Ordinary Shares, $0.001 par value per share, and (ii) any shares converted into which such Class A Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Class A Ordinary Shares.

nn)	“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

oo)	“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

pp)	“Price Failure” means, with respect to a particular date of determination, the VWAP of the Ordinary Shares on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination fails to exceed $1.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Effective Date).

qq)	“Principal Market” means, as of any date of determination, the Eligible Market on which the Ordinary Shares is then listed or quoted.

rr)	“Registration Rights Agreement” means that certain registration rights agreement, dated as of the Closing Date, by and among the Company and the initial holders of the Preferred Shares relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations, as may be amended from time to time.

ss)	“SEC” means the United States Securities and Exchange Commission or the successor thereto.

tt)	“Securities Purchase Agreement” means that certain securities purchase agreement by and among the Company and the initial holders of Preferred Shares, dated as of the Effective Date, as may be amended from time in accordance with the terms thereof.

uu)	“Significant Subsidiary” means, as of any date of determination, any Subsidiary of the Company that constitutes, or any group of Subsidiaries of the Company that, in the aggregate, would constitute, a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the 1934 Act) of the Company.

vv)	“Stated Value” shall mean $1,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.

ww)	“Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

xx)	“Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

yy)	“Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into.

zz)	“Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York City time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

aaa)	“Transaction Documents” means the Securities Purchase Agreement, this Certificate of Designations and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Securities Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.

bbb)	“Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Ordinary Shares on the Principal Market on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination, is less than $250,000 (as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Effective Date).

ccc)	“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30:00 a.m., New York City time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30:00 start time and 16:00:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:00 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest Closing Bid Price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

34)	Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company and its Subsidiaries, taken as a whole, the Company shall within one (1) Business Day of such receipt or prior to (or simultaneous with) such delivery, as applicable, publicly disclose such material, non-public information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to such Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be allowed to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. If the Company or any of its Subsidiaries provides material non-public information to a Holder that is not simultaneously filed in a Current Report on Form 6-K and such Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that such Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. Nothing contained in this Section 34 shall limit any obligations of the Company, or any rights of any Holder, under Section 4(i) of the Securities Purchase Agreement.

35)	Absence of Trading and Disclosure Restrictions. The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that, subject to such Holder’s compliance with the provisions of Section 4(k) of the Securities Purchase Agreement, each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information, in each case, in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that, subject to such Holder’s compliance with the provisions of Section 4(k) of the Securities Purchase Agreement, each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series A Convertible Preferred Stock of OFA Group. to be executed this [___] day of [____], 2025.

OFA GROUP

By:

Name:	Li Hsien “Larry” Wong

Title:	Chief Executive Officer

[Signature Page to Certificate of Designations
of Series A Convertible Preferred Stock of OFA Group]

EXHIBIT I

OFA GROUP
CONVERSION NOTICE

Reference is made to the Certificate of Designations of Series A Convertible Preferred Stock of the OFA Group. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Shares”), of the OFA Group, a Cayman Islands exempted company (the “Company”), indicated below into shares of Class A ordinary shares, $0.001 value per share (the “Ordinary Shares”), of the Company, as of the date specified below.

Date of Conversion:

Aggregate number of Preferred Shares to be converted:

Aggregate Stated Value of such Preferred Shares to be converted (subject to 110% multiplier):

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Ordinary Shares to be issued:

Please issue the Ordinary Shares into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐        Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date: _____________ __,

Name of Registered Holder

By:
Name:
Title:

Tax ID:

E-mail Address:

EXHIBIT II

EMAIL ACKNOWLEDGMENT

The Company acknowledges receipt of this Conversion Notice and hereby directs Cleartrust, LLC (the “Transfer Agent”) to issue the above indicated number of shares of Ordinary Shares in accordance with the Transfer Agent Instructions dated , 2025, from the Company and acknowledged and agreed to by the Transfer Agent.

OFA Group

By:
Name:
Title:

Annex D

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 29, 2025, is by and among OFA Group, a Cayman Islands exempted company (the “Company”), and the undersigned buyers (each, a “Buyer,” and collectively, the “Buyers”).

RECITALS

A. In connection with that certain securities purchase agreement by and among the Company and the Buyer, dated as of October 29, 2025 (the “SPA”), the Company has agreed, upon the terms and subject to the conditions of the SPA, Securites (as defined in the SPA), which will be convertible into certain Conversion Shares (as defined in the SPA) and may also result in the issuance of Dividend Shares (as defined in the SPA) in accordance with the terms of the Certificate of Designations (as defined in the SPA).

B. To induce the Buyers to consummate the transactions contemplated by the SPA, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1. Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the SPA. As used in this Agreement, the following terms shall have the following meanings:

(a) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(b) “Closing Date” shall have the meaning set forth in the SPA.

(c) “Effective Date” means the date that the applicable Registration Statement has been declared effective by the SEC.

(d) “Effectiveness Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the earlier of the (A) one hundred twentieth (120th) calendar day after the effective date of the SPA and (B) second (2nd) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of the (A) one hundred twentieth (120th) calendar day following the date on which the Company was required to file such additional Registration Statement and (B) second (2nd) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

(e) “Filing Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the thirtieth (30) calendar day after the effective date of the SPA and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the date on which the Company was required to file such additional Registration Statement pursuant to the terms of this Agreement.

(f) “Investor” means a Buyer or any transferee or assignee of any Registrable Securities and/or Preferred Shares, (as defined in the SPA as applicable, to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee of any Registrable Securities and/or Preferred Shares, as applicable, assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(g) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

(h) “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the SEC.

(i) “Registrable Securities” means (i) the Conversion Shares, and (ii) any capital stock of the Company issued or issuable with respect to the Dividend Shares, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of Ordinary Shares (as defined in the Certificate of Designations) are converted or exchanged, without regard to any limitations on conversion of the Conversion Shares.

(j) “Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering Registrable Securities.

(k) “Required Holders” shall have the meaning as set forth in the SPA.

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(l) “Required Registration Amount” means (i) with respect to the initial Registration Statement, 35,000,000 shares of Ordinary Shares representing the initial tranche of Registrable Securities to be registered pursuant to Section 2(a), and (ii) with respect to any subsequent Registration Statement required to be filed pursuant to Section 2(d), such number of additional shares of Ordinary Shares as shall be not less than 20,000,000 shares of Ordinary Shares (or such greater amount as may be necessary to cover all then-remaining Registrable Securities). For the avoidance of doubt, all calculations of depletion or utilization shall be made without regard to any limitations on conversion or sale set forth in the Certificate of Designations or the Securities Purchase Agreement, and all share amounts hereunder shall be subject to adjustment for any stock split, stock dividend, recapitalization, combination or similar event.

(m) “Rule 144” means Rule 144 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration.

(n) “Rule 415” means Rule 415 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC providing for offering securities on a continuous or delayed basis.

(o) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

2. Registration.

(a) Mandatory Registration. The Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the SEC an initial Registration Statement on Form F-3 covering the resale of all of the Registrable Securities, provided that such initial Registration Statement shall register for resale at least the number of shares of Ordinary Shares equal to the Required Registration Amount as of the date such Registration Statement is initially filed with the SEC; provided further that if Form F-3 is unavailable for such a registration, the Company shall use such other form as is required by Section 2(c). Such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, shall contain (except if otherwise directed by the Required Holders) the “Plan of Distribution” sectionsin substantially the form attached hereto as Exhibit B. The Company shall use its best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Registration Statement.

(b) Legal Counsel. Subject to Section 5 hereof counsel solely to the lead investor (“Legal Counsel”) shall review and oversee any registration, solely on behalf of the lead investor, pursuant to this Section 2; provided that the lead investor shall provide the Company with the identity of the Lead Counsel upon written request.

(c) Ineligibility to Use Form F-3. In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form F-1 or another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the resale of the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of all Registration Statements then in effect until such time as a Registration Statement on Form F-3 covering the resale of all the Registrable Securities has been declared effective by the SEC and the prospectus contained therein is available for use.

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(d) Sufficient Number of Shares Registered. In the event the number of shares available under any Registration Statement is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(h), the Company shall amend such Registration Statement (if permissible), or file with the SEC a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises (but taking account of any Staff position with respect to the date on which the Staff will permit such amendment to the Registration Statement and/or such new Registration Statement (as the case may be) to be filed with the SEC). The Company shall use its best efforts to cause such amendment to such Registration Statement and/or such new Registration Statement (as the case may be) to become effective as soon as practicable following the filing thereof with the SEC, but in no event later than the applicable Effectiveness Deadline for such Registration Statement. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of shares of Ordinary Shares available for resale under the applicable Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.80. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on conversion, amortization and/or redemption of the Preferred Shares (and such calculation shall assume that the Preferred Shares are then convertible in full into shares of Ordinary Shares at the then prevailing Conversion Rate (as defined in the Certificate of Designations).

(e) Effect of Failure to Maintain Effectiveness of any Registration Statement. If (i), other than during an Allowable Grace Period (as defined below), on any day after the Effective Date of a Registration Statement sales of all of the Registrable Securities required to be included on such Registration Statement (disregarding any reduction pursuant to Section 2(f)) cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the shares of Ordinary Shares on the Principal Market (as defined in the SPA) or any other limitations imposed by the Principal Market, or a failure to register a sufficient number of shares of ordinary Shares or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”) or (ii) if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason, and either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Current Public Information Failure”) as a result of which any of the Investors are unable to sell Registrable Securities without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying shares of Ordinary Shares (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to two percent (2%) of such Investor’s Purchase Price (as defined in the SPA) (1) on the date of such Maintenance Failure or Current Public Information Failure, as applicable, and (2) on every thirty (30) day anniversary of (I) a Maintenance Failure until such Maintenance Failure is cured and (II) a Current Public Information Failure until the earlier of (x) the date such Current Public Information Failure is cured and (y) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro rated for periods totaling less than thirty (30) days). The payments to which a holder of Registrable Securities shall be entitled pursuant to this Section 2(e) are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Business Day after such cure. In the event the Company fails to make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to an Investor (other than with respect to a Maintenance Failure resulting from a suspension or delisting of (or a failure to timely list) the shares of Ordinary Shares on the Principal Market) with respect to any period during which all of such Investor’s Registrable Securities may be sold by such Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

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(f) Offering. Notwithstanding anything to the contrary contained in this Agreement, in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of shares to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor) unless the inclusion of shares by a particular Investor or a particular set of Investors are resulting in the Staff or the SEC’s “by or on behalf of the Company” offering position, in which event the shares held by such Investor or set of Investors shall be the only shares subject to reduction (and if by a set of Investors on a pro rata basis by such Investors or on such other basis as would result in the exclusion of the least number of shares by all such Investors); provided, that, with respect to such pro rata portion allocated to any Investor, such Investor may elect the allocation of such pro rata portion among the Registrable Securities of such Investor. In addition, in the event that the Staff or the SEC requires any Investor seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Investor does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Investor, until such time as the Staff or the SEC does not require such identification or until such Investor accepts such identification and the manner thereof. Any reduction pursuant to this paragraph will first reduce all Registrable Securities other than those issued pursuant to the SPA. In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement within twenty (20) days of such request (subject to any restrictions imposed by Rule 415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder, in each case until such time as: (i) all Registrable Securities held by such Investor have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to such Investor or (ii) all Registrable Securities may be resold by such Investor without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (iii) such Investor agrees to be named as an underwriter in any such Registration Statement in a manner acceptable to such Investor as to all Registrable Securities held by such Investor and that have not theretofore been included in a Registration Statement under this Agreement (it being understood that the special demand right under this sentence may be exercised by an Investor multiple times and with respect to limited amounts of Registrable Securities in order to permit the resale thereof by such Investor as contemplated above).

(g) Piggyback Registrations. Without limiting any obligation of the Company hereunder or under the SPA, if there is not an effective Registration Statement covering all of the Registrable Securities or the prospectus contained therein is not available for use and the Company shall determine to prepare and file with the SEC a registration statement or offering statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than on Form F-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s stock option or other employee benefit plans), then the Company shall deliver to each Investor a written notice of such determination and, if within fifteen (15) days after the date of the delivery of such notice, any such Investor shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Investor requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(g) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.

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(h) Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time such Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee or assignee (as the case may be) that becomes an Investor shall be allocated a pro rata portion of the then-remaining number of Registrable Securities included in such Registration Statement for such transferor or assignee (as the case may be). Any shares of Ordinary Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(i) No Inclusion of Other Securities. The Company shall in no event include any securities other than Registrable Securities on any Registration Statement filed in accordance herewith without the prior written consent of the Required Holders.

3. Related Obligations.

The Company shall use its best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, the Company shall have the following obligations:

(a) The Company shall promptly prepare and file with the SEC a Registration Statement with respect to all the Registrable Securities (but in no event later than the applicable Filing Deadline) and use its best efforts to cause such Registration Statement to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline). Subject to Allowable Grace Periods, the Company shall keep each Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investors on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date as of which all of the Investors may sell all of the Registrable Securities required to be covered by such Registration Statement (disregarding any reduction pursuant to Section 2(f)) without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement (1) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading and (2) will disclose (whether directly or through incorporation by reference to other SEC filings to the extent permitted) all material information regarding the Company and its securities. The Company shall submit to the SEC, within one (1) Business Day after the later of the date that (i) the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be) and (ii) the consent of Legal Counsel is obtained pursuant to Section 3(c) (which consent shall be immediately sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than twenty-four (24) hours after the submission of such request. The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.

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(b) Subject to Section 3(r) of this Agreement, the Company shall prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the prospectus used in connection with each such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep each such Registration Statement effective at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement; provided, however, by 8:30 a.m. (New York time) on the Business Day immediately following each Effective Date, the Company shall file with the SEC in accordance with Rule 424(b) under the 1933 Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule). In the case of amendments and supplements to any Registration Statement which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3(b)) by reason of the Company filing a report on Form 6-K, or Form 20-F or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall, if permitted under the applicable rules and regulations of the SEC, have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

(c) The Company shall (A) permit Legal Counsel and legal counsel for each other Investor to review and comment upon (i) each Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the prospectus contained therein) (except for Annual Reports on Form 20-F, Current Reports on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel or any legal counsel for any other Investor reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto or to any prospectus contained therein without the prior consent of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall promptly furnish to Legal Counsel and legal counsel for each other Investor, without charge, (i) copies of any correspondence from the SEC or the Staff to the Company or its representatives relating to each Registration Statement, provided that such correspondence shall not contain any material, non-public information regarding the Company or any of its Subsidiaries (as defined in the SPA), (ii) after the same is prepared and filed with the SEC, one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of each Registration Statement, one (1) copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel and legal counsel for each other Investor in performing the Company’s obligations pursuant to this Section 3.

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(d) The Company shall promptly furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) after the same is prepared and filed with the SEC, at least one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of each Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request from time to time) and (iii) such other documents, including, without limitation, copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e) The Company shall use its best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

(f) The Company shall notify Legal Counsel, legal counsel for each other Investor and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, may include an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company or any of its Subsidiaries), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement and such prospectus contained therein to correct such untrue statement or omission and deliver ten (10) copies of such supplement or amendment to Legal Counsel, legal counsel for each other Investor and each Investor (or such other number of copies as Legal Counsel, legal counsel for each other Investor or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel, legal counsel for each other Investor and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel, legal counsel for each other Investor and each Investor by e-mail on the same day of such effectiveness and by overnight mail), and when the Company receives written notice from the SEC that a Registration Statement or any post-effective amendment will be reviewed by the SEC, (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate; and (iv) of the receipt of any request by the SEC or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related prospectus. The Company shall respond as promptly as practicable to any comments received from the SEC with respect to each Registration Statement or any amendment thereto (it being understood and agreed that the Company’s response to any such comments shall be delivered to the SEC no later than fifteen (15) Business Days after the receipt thereof).

(g) The Company shall (i) use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of each Registration Statement or the use of any prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and (ii) notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, at the request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of such Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

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(i) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, upon the written request of such Investor, the Company shall make available for inspection by (i) such Investor, (ii) legal counsel for such Investor and (iii) one (1) firm of accountants or other agents retained by such Investor (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, each Inspector shall agree in writing to hold in strict confidence and not to make any disclosure (except to such Investor) or use of any Record or other information which the Company’s board of directors determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (1) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (2) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (3) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document (as defined in the SPA). Such Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and such Investor, if any) shall be deemed to limit any Investor’s ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

(j) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the 1933 Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at such Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k) Without limiting any obligation of the Company under the SPA, the Company shall use its best efforts either to (i) cause all of the Registrable Securities covered by each Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, (ii) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on an Eligible Market (as defined in the SPA), or (iii) if, despite the Company’s best efforts to satisfy the preceding clauses (i) or (ii) the Company is unsuccessful in satisfying the preceding clauses (i) or (ii), without limiting the generality of the foregoing, to use its best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority (“FINRA”) as such with respect to such Registrable Securities. In addition, the Company shall cooperate with each Investor and any broker or dealer through which any such Investor proposes to sell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as requested by such Investor. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(k).

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(l) The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts (as the case may be) as the Investors may reasonably request from time to time and registered in such names as the Investors may request.

(m) If requested by an Investor, the Company shall as soon as practicable after receipt of notice from such Investor and subject to Section 3(r) hereof, (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or prospectus contained therein if reasonably requested by an Investor holding any Registrable Securities.

(n) The Company shall use its best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(o) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable Effective Date of each Registration Statement.

(p) The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(q) Within one (1) Business Day after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

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(r) Notwithstanding anything to the contrary herein (but subject to the last sentence of this Section 3(r)), at any time after the Effective Date of a particular Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company or any of its Subsidiaries the disclosure of which at the time is not, in the good faith opinion of the board of directors of the Company, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”), provided that the Company shall promptly notify the Investors in writing of the (i) existence of material, non-public information giving rise to a Grace Period (provided that in each such notice the Company shall not disclose the content of such material, non-public information to any of the Investors) and the date on which such Grace Period will begin and (ii) date on which such Grace Period ends, provided further that (I) no Grace Period shall exceed ten (10) consecutive days and during any three hundred sixty five (365) day period all such Grace Periods shall not exceed an aggregate of thirty (30) days, (II) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period and (III) no Grace Period may exist during the sixty (60) Trading Day period immediately following the Effective Date of such Registration Statement (provided that such sixty (60) Trading Day period shall be extended by the number of Trading Days during such period and any extension thereof contemplated by this proviso during which such Registration Statement is not effective or the prospectus contained therein is not available for use) (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, such Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of each Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary contained in this Section 3(r), the Company shall cause its transfer agent to deliver unlegended shares of Ordinary Shares to a transferee of an Investor in accordance with the terms of the SPA in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

(s) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Investors of its Registrable Securities pursuant to each Registration Statement.

(t) Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market or any Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the SPA); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement.

(u) Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyers in this Agreement or otherwise conflicts with the provisions hereof.

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4. Obligations of the Investors.

(a) At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary in this Section 4(c), the Company shall cause its transfer agent to deliver unlegended shares of Ordinary Shares to a transferee of an Investor in accordance with the terms of the SPA` in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f) and for which such Investor has not yet settled.

5. Expenses of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, FINRA filing fees (if any) and fees and disbursements of counsel for the Company shall be paid by the Company.

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6. Indemnification.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls such Investor within the meaning of the 1933 Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an Indemnified Person is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

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(b) In connection with any Registration Statement in which an Investor is participating, such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c) and the below provisos in this Section 6(b), such Investor will reimburse an Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed, provided further that such Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the applicable sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party (as the case may be); provided, however, an Indemnified Person or Indemnified Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such Indemnified Person or Indemnified Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include both such Indemnified Person or Indemnified Party (as the case may be) and the indemnifying party, and such Indemnified Person or such Indemnified Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Person or such Indemnified Party and the indemnifying party (in which case, if such Indemnified Person or such Indemnified Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party (as the case may be). The Indemnified Party or Indemnified Person (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnified Party. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

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(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement. Notwithstanding the provisions of this Section 7, no Investor shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Investor from the applicable sale of the Registrable Securities subject to the Claim exceeds the amount of any damages that such Investor has otherwise been required to pay, or would otherwise be required to pay under Section 6(b), by reason of such untrue or alleged untrue statement or omission or alleged omission.

8. Reports Under the 1934 Act.

With a view to making available to the Investors the benefits of Rule 144, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood and agreed that nothing herein shall limit any obligations of the Company under the SPA) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9. Assignment of Registration Rights.

All or any portion of the rights under this Agreement shall be automatically assignable by each Investor to any transferee or assignee (as the case may be) of all or any portion of such Investor’s Registrable Securities or Preferred Shares if: (i) such Investor agrees in writing with such transferee or assignee (as the case may be) to assign all or any portion of such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such transfer or assignment (as the case may be); (ii) the Company is, within a reasonable time after such transfer or assignment (as the case may be), furnished with written notice of (a) the name and address of such transferee or assignee (as the case may be), and (b) the securities with respect to which such registration rights are being transferred or assigned (as the case may be); (iii) immediately following such transfer or assignment (as the case may be) the further disposition of such securities by such transferee or assignee (as the case may be) is restricted under the 1933 Act or applicable state securities laws if so required; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence such transferee or assignee (as the case may be) agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer or assignment (as the case may be) shall have been made in accordance with the applicable requirements of the SPA or Certificate of Designations (as the case may be); and (vi) such transfer or assignment (as the case may be) shall have been conducted in accordance with all applicable federal and state securities laws.

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10. Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing, but that disproportionately, materially and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company, provided that no such amendment shall be effective to the extent that it (1) applies to less than all of the holders of Registrable Securities or (2) imposes any obligation or liability on any Investor without such Investor’s prior written consent (which may be granted or withheld in such Investor’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

11. Miscellaneous.

(a) Solely for purposes of this Agreement, a Person is deemed to be a holder of Registrable Securities whenever such Person owns, or is deemed to own, of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

If to the Company:

OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

Attention: Li Hsien “Larry” Wong, CEO

Email: larry@ofacorp.com

With a copy (for informational purposes only) to:

Venturist Law, LTD

17190 Bernardo Center Dr. Suite 200

San Diego, CA 92128

Attention: Jeff Moriarty

Email: jmoriarty@venturistlaw.com

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If to the Transfer Agent:

Cleartrust, LLC

16540 Pointe Village Drive, Suite 210

Lutz, Florida 33558

E-Mail: compliance@cleartrusttransfer.com

If to a Buyer, to its mailing address and/or email address set forth on the Schedule of Buyers attached to the SPA, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other mailing address and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Lead Counsel, if appointed, shall only be provided notices sent to the lead investor. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and each Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which any party may be entitled by law or equity.

(d) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Fort Lauderdale, Florida, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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(e) If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(f) This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein constitute the entire agreement among the parties hereto and thereto solely with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto solely with respect to the subject matter hereof and thereof; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Investor has entered into with the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Investor in the Company, (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries or any rights of or benefits to any Investor or any other Person in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Investor and all such agreements shall continue in full force and effect or (iii) limit any obligations of the Company under any of the other Transaction Documents.

(g) Subject to compliance with Section 9 (if applicable), this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective permitted successors and assigns and the Persons referred to in Sections 6 and 7 hereof.

(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

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(i) This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original, but all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party. Notwithstanding anything to the contrary set forth in Section 10, terms used in this Agreement but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by each Investor.

(l) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the outstanding Preferred Shares then held by the Investors have been converted for Registrable Securities without regard to any limitations on redemption, amortization and/or conversion of the Preferred Shares.

(m) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(n) The obligations of each Investor under this Agreement and the other Transaction Documents are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement or any other Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Investors are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Investors are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement or any of the other the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained herein was solely in the control of the Company, not the action or decision of any Investor, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among Investors.

[signature page follows]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

OFA Group

By:
Name:
Title:

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

[Buyer]

By:
Name:
Title:

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

_______________________

_______________________

_______________________

Attention: _______________

Re: OFA Group

Ladies and Gentlemen:

[We are][I am] counsel to OFA Group, a Cayman Islands exempt company (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “SPA”) entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders series A convertible preferred stock (the “Preferred Shares”) convertible into the Company’s shares of Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”). Pursuant to the SPA, the Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Ordianry Shares issuable upon conversion of the Preferred Shares under the Securities Act of 1933, as amended (the “1933 Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ____________ ___, 20__, the Company filed a Registration Statement on Form [F-1][F-3] (File No. 333-_____________) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that [a member of the SEC’s staff has advised [us][me] by telephone that [the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] [an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] has been posted on the web site of the SEC at www.sec.gov] and [we][I] have no knowledge, after a review of information posted on the website of the SEC at http://www.sec.gov/litigation/stoporders.shtml, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing opinion to you that the shares of Ordinary Shares underlying the Preferred Shares are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of such shares of Ordinary Shares to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated _________ __, 20__.

Very truly yours,

[ISSUER’S COUNSEL]

By:

EXHIBIT B

PLAN OF DISTRIBUTION

We are registering the shares of ordinary shares issuable upon conversion of the preferred shares to permit the resale of these shares of ordinary shares by the holders of the preferred shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of ordinary shares. We will bear all fees and expenses incident to our obligation to register the shares of ordinary shares.

Notwithstanding the foregoing, any Affiliate Buyer may participate in resales of the shares of ordinary shares only to the extent such participation and the manner of sale are permitted under applicable securities laws (including, without limitation, Regulation M and Section 16 of the Exchange Act), the Company’s Memorandum and Articles of Association, its Insider Trading Policy, and any other applicable corporate governance policy, contractual restriction or code of conduct of the Company (collectively, the “Corporate Documents”). No Affiliate Buyer may engage in any sale, hedging, short sale, pledge, transfer or other transaction that is prohibited under such laws or Corporate Documents.

The selling shareholders may sell all or a portion of the shares of ordinary shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law and, in the case of the the Affiliate Buyer, permitted under the Corporate Documents.

The selling shareholders may also sell shares of ordinary shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the shares of ordinary shares by other means not described in this prospectus. If the selling shareholders effect such transactions by selling shares of ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell shares of ordinary shares short and deliver shares of ordinary shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of ordinary shares to broker-dealers that in turn may sell such shares; provided, however, that the Affiliate Buyer shall not engage in any such hedging, short sale, loan, pledge or similar arrangement except to the extent permitted under applicable law and the Corporate Documents.

The selling shareholders may pledge or grant a security interest in some or all of the preferred shares or shares of ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided that any Affiliate Buyer engaging in such transfers or pledges do so only in compliance with the Corporate Documents and applicable law.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the shares of ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers; provided that no Affiliate Buyer shall be deemed to be or act as an underwriter except to the extent expressly permitted under applicable law and the Corporate Documents.

Under the securities laws of some states, the shares of ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of ordinary shares by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of ordinary shares to engage in market-making activities with respect to the shares of ordinary shares. All of the foregoing may affect the marketability of the shares of ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the shares of ordinary shares; provided that each Affiliate Buyer shall coply at all times with Regulation M and any analogous provisions of the Corporate Documents, and shall refrain from any activity restricted thereby.

We will pay all expenses of the registration of the shares of ordinary shares pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of ordinary shares will be freely tradable in the hands of persons other than our affiliates.

OFA GROUP

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: OFAL)

FORM OF PROXY FOR EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

To Be Held on November 24, 2025, Pacific Time

(or any adjourned or postponed meeting thereof)

I/We [insert name] of___________________________________________________[insert address] being the registered holder of_________________ Ordinary Shares1, par value US$0.001 per share, of OFA Group (the “Company”) hereby appoint the Chairperson of the extraordinary general meeting (the “Chairperson”) 2 or_______________________of_________________________________as my/our proxy to attend and act for me/us at the extraordinary general meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 on November 24, 2025 at 2:00 p.m., PST (5:00 p.m., Eastern Time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion 3. The meeting will be held in a virtual meeting format at www.virtualshareholdermeeting.com/OFAL2025SM.

PROPOSAL 1 RESOLUTION:	As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”), to US$320,000 divided into 320,000,000 ordinary shares of a par value of US$0.001 each (the “Increase of Authorized Share Capital”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 2 RESOLUTION:	As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 each (the “Un-designated Shares”), of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii)200,000,000 Un-designated Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 3 RESOLUTION:	As a special resolution, subject to the approval of Proposals 1 and 2 by the shareholders, to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association, by the deletion in their entirety and to approve and adopt the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association, with immediate effect in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association, currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 4 RESOLUTION:	As an ordinary resolution, subject to the approval of Proposals 1 - 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 5 RESOLUTION:

As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders and attached hereto as Annexes B-D; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorised Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 6 RESOLUTION:	As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 7 RESOLUTION:	As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s).

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated _____________________, 2025	Signature(s)[4] _________________________

1.	Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the extraordinary general meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK

THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise her discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.